Exhibit 99.136

NOTICE OF MEETING

AND

MANAGEMENT INFORMATION CIRCULAR

FOR THE

ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

to be held on November 2, 2018

September 24, 2018

APHRIA INC.

NOTICE OF ANNUAL AND SPECIAL SHAREHOLDER MEETING

NOTICE AND ACCESS

NOTICE IS HEREBY GIVEN that an annual and special meeting (the “Meeting”) of shareholders of Aphria Inc. (“Aphria” or the “Company”) will be held on Friday, November 2, 2018 at 2:00 p.m. (Eastern Daylight Time) at 199 Bay St., Suite 5300, Toronto, ON, M5L 1B9, Ontario for the following purposes:

1.	to receive the annual audited financial statements of the Company for the financial year ended May 31, 2018, together with the report of the auditor thereon;
2.	to elect directors of the Company to hold office until the close of the next annual meeting of the shareholders of the Company or until their successors shall be elected or appointed;
3.

to appoint the auditor of the Company, to hold office until the close of the next annual meeting of the shareholders of the Company or until a successor is appointed, and to authorize the directors of the Company to fix the remuneration of the auditor;

4.	to consider and, if thought fit, approve a new Omnibus Long-Term Incentive Plan for the Company;
5.	considering other business that may properly come before the Meeting or any adjournment thereof.

As a shareholder of Aphria, it is very important that you read this material carefully and then vote your common shares, either by proxy or in person at the Meeting. The voting procedure is explained in detail in the accompanying management’s information circular in respect of the Meeting to be held on November 2, 2018 (the “Circular”).

This Notice of Meeting, and the Circular and the annual financial statements for the year ended May 31, 2018, along with the related management discussion and analysis (the “Financial Statements and MD&A”) have been posted on the Company’s website at https://aphria.com/investors/documents and on Aphria’s profile on www.SEDAR.com. In lieu of mailing the Notice of Meeting and Circular and our Financial Statements and MD&A, we are using the notice-and-access mechanism under National Instrument 54-101 — Communications with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”) to provide access to an electronic copy of these documents to registered holders and beneficial owners of Aphria’s common shares by posting them on the websites noted above. Notice-and-access allows issuers to post electronic versions of proxy-related materials (such as proxy circulars and annual financial statements) on-line, via the System for Electronic Data Analysis and Retrieval (“SEDAR”) and one other website, rather than mailing paper copies of such materials to shareholders. Shareholders who have previously provided standing instructions will receive a paper copy of these documents.

Shareholders with questions about notice-and-access can call the Company’s transfer agent Computershare Investor Services Inc. (“Computershare”) toll free at 1-866-962-0498. Shareholders may also obtain paper copies of this Circular, the Financial Statements and MD&A free of charge by contacting Computershare at the same toll-free number or upon request to the Corporate Secretary of the Company. A request for paper copies which are required in advance of the Meeting should be sent so that they are received by Computershare or the Company, as applicable, by Friday October 25, 2018, in order to allow sufficient time for Shareholders to receive their paper copies and to return a) their form of proxy to Computershare or the Company, or b) their voting instruction form to their intermediaries by its due date.

The record date for determining the shareholders entitled to receive notice of and vote at the Meeting, is the close of business (5:00 p.m. (EDT) on September 19, 2018 (the “Record Date”). Only shareholders whose names have been entered in the register of Aphria shareholders as of close of business on the Record Date are entitled to receive notice of and vote at the Meeting.

Registered shareholders may attend the Meeting in person or may be represented by proxy. Shareholders who are unable to attend the Meeting, or any adjournment or postponement thereof, in person are requested to date, sign and return the accompanying form of proxy for use at the Meeting or any adjournment or postponement thereof. To be effective, the form of proxy must be received by Aphria’s transfer agent Computershare Investor Services Inc. at its offices at 100 University Avenue, 8th Floor, North Tower, Toronto, ON, M5J 2Y1 (according to the instructions on the proxy), not less than forty-eight (48) hours (other than a Saturday, Sunday or holiday) immediately preceding the date of the Meeting (as it may be adjourned or postponed from time to time).

If you are a nonregistered holder of common shares and have received these materials through your broker or through another intermediary, please follow the instructions set out in the voting instruction form or other instructions received from the financial intermediary to ensure that your common shares will be voted at the Meeting.

Dated this 24th day of September 2018.

BY ORDER OF THE BOARD OF DIRECTORS

“Vic Neufeld”

Vic Neufeld
Chief Executive Officer and Chair of the Board of Directors

TABLE OF CONTENTS

MANAGEMENT INFORMATION CIRCULAR	2

PROXY RELATED MATTERS	2

NON-IFRS MEASURES	5

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF	5

BUSINESS OF THE MEETING	6
Election of Directors	6
Appointment of Auditors	7
Approval of Omnibus Incentive Plan	8

DIRECTOR NOMINEES	15

COMPENSATION DISCUSSION AND ANALYSIS	26

Executive Compensation Components	29
Option Based Awards and Share Based Awards	37
Employment Agreements, Termination and Change of Control Benefits	41
Compensation of Directors	44
Securities Authorized for Issuance	48

STATEMENT OF CORPORATE GOVERNANCE PRACTICES	48

ADDITIONAL INFORMATION	55

APPROVAL	56

Exhibit “A”	A-1
Exhibit “B”	B-1
Exhibit “C”	C-1

MANAGEMENT INFORMATION CIRCULAR

In this document, “you” and “your” refer to the shareholder. “We”, “us”, “our”, the “Company” and “Aphria” refer to Aphria Inc. The information in this document is presented on September 24, 2018, unless otherwise indicated.

This management information circular (this “Circular”) is for the annual and special meeting (the “Meeting”) of shareholders of Aphria (“Shareholders”) to be held on Friday, November 2, 2018 at 2:00 pm (Eastern Daylight Time) at 199 Bay St., Suite 5300 Toronto, Ontario. Provided you are a Shareholder as of the Record Date (defined below) you have the right to vote the common shares of the Company (the “Common Shares”) for the approval of the Company’s Annual Consolidated Financial Statements, appointment of auditors, election of directors, the approval of an Omnibus Long-Term Incentive Plan of Aphria, and any other items that may properly come before the Meeting or any adjournment of the Meeting.

To help you make an informed decision, please read this Circular and our financial statement and Management’s Discussion & Analysis for the year ended May 31, 2018. This Circular gives you valuable information about the Company and the matters to be dealt with at the Meeting. Financial information is provided in our comparative annual financial statements and related management discussions and analysis for the financial year ended May 31, 2018. All currency amounts referred to in this Circular are expressed in Canadian dollars, unless stated otherwise.

Record date and quorum

The record date for determining the shareholders entitled to receive notice of and vote at the Meeting is the close of business (5:00 p.m. (EDT) on September 19, 2018 (the “Record Date”). If you held Common Shares as of the close of business on the Record Date, you have the right to cast one vote per Common Share on any resolution to be voted upon at the Meeting.

Pursuant to the by-laws of Aphria, subject to the OBCA in respect of a majority shareholder, a quorum for the transaction of business at any meeting of Shareholders is two persons present in person or representing by proxy, at least 10% of the issued and outstanding Common Shares entitled to vote at the Meeting.

PROXY RELATED MATTERS

Solicitation of proxies

This Circular is provided in connection with the solicitation of proxies by the management of Aphria for use at the Meeting for the purposes set forth in the accompanying Notice of Meeting and the associated costs will be borne by the Company. The solicitation of proxies will be conducted primarily by mail. However, directors, officers and regular employees of Aphria may also solicit proxies by telephone, facsimile, e-mail or in person without special compensation.

Appointment of proxies

Shareholders who are unable to attend the Meeting and vote in person may still vote by appointing a proxyholder. The enclosed form of proxy names Vic Neufeld, Chief Executive Officer of the Company and Cole Cacciavillani, Co-Founder and Vice-President — Growing Operations of the Company.

A Shareholder has the right to appoint a person or company (who need not be a Shareholder) other than the persons designated in the form of proxy provided by Aphria to represent the Shareholder at the Meeting. To exercise this right, the Shareholder should strike out the names of management designees in the enclosed form of proxy and insert the name of the desired representative in the blank space provided in the form of proxy or submit another appropriate form of proxy. Make sure that the person you appoint is aware that he or she has been appointed and attends the meeting. In order to be effective, Shareholders must send their proxy to Aphria’s registrar and transfer agent, Computershare Investor Services Inc. (“Computershare”) at its offices at 100 University Avenue, 8th Floor, Toronto, ON, M5J 2Y1 or by telephone at 1-866-732-8683 (according to the instructions on the proxy), not less than forty-eight (48) hours (excluding Saturdays, Sundays and holidays) before the time fixed for the Meeting, being Friday, November 2, 2018 (subject to any adjournment or postponement). The chair of the Meeting may waive this cut-off at his discretion without notice but proxies will not be accepted by the chair at the Meeting. The proxy shall be in writing and executed by the respective Shareholder or such Shareholder’s attorney authorized in writing, or if such Shareholder is a Company, under its corporate seal or by a duly authorized officer or attorney.

Revocation of Proxy

A Registered Shareholder who has submitted a proxy may revoke it at any time prior to the exercise thereof. If a Registered Shareholder who has given a proxy attends the meeting in person at which such proxy is to be voted, such person may revoke the proxy and vote in person. In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing executed by the Registered Shareholder or his attorney authorized in writing or, if the Registered Shareholder is a Company, under its corporate seal or by an officer or attorney thereof duly authorized and deposited either at the head office of the Company at any time up to and including the last business day preceding the day of the meeting, or any adjournment thereof, at which the proxy is to be used, or with the Chairman of the meeting on the day of the meeting, or any adjournment thereof, and upon either of such deposits, the proxy is revoked.

If you are a beneficial Shareholder, please contact your intermediary for instructions on how to revoke your voting instructions.

Persons making the Solicitation

The solicitation is made on behalf of management of the Company. The costs incurred in the preparation and mailing of the proxy-related materials for the meeting will be borne by the Company. In addition to solicitation by mail, proxies may be solicited by personal interviews, telephone or other means of communication and by officers and employees of the Company, who will not be specifically remunerated therefor.

Voting of Proxies

The Common Shares represented by an effective proxy will be voted or withheld from voting in accordance with the instructions specified therein on any ballot that may be called. Where no choice is specified, the Common Shares will be voted in favour of the matters set forth therein. The enclosed form of proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting, or any adjournment or postponement thereof. As at the date of this Circular, management is not aware of any amendments, variations, or other matters which may be brought before the Meeting. If such should occur, the persons designated by management will vote in accordance with their best judgment, exercising discretionary authority.

Advice to Nonregistered Shareholders

You are a “nonregistered shareholder” if your shares are registered in the name of a nominee, such as a brokerage firm, through which you purchased the shares; a bank, trust company, trustee or administrator of self-administered RRSP’s, RRIF’s, RESP’s and similar plans. In Canada, the vast majority of such shares held by nonregistered shareholders are registered under the name of CDS & Co., the registration name for The Canadian Depository for Securities Inc., which company acts as a nominee of many Canadian brokerage firms. Shares held by brokers or their nominees can only be voted for or against resolutions upon the instructions of the nonregistered shareholder. Without specific instructions, brokers/nominees are prohibited from voting shares for their clients. The directors and officers of Aphria do not know for whose benefit the Common Shares registered in the name of CDS & Co. are held.

Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from nonregistered shareholders in advance of shareholders’ meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by nonregistered shareholders in order to ensure that their shares are voted at the Meeting. Often the form of proxy supplied to a nonregistered shareholder by its broker is identical to the form of proxy provided by Aphria to the registered shareholders. However, its purpose is limited to instructing the registered shareholder how to vote on behalf of the nonregistered shareholder. Many brokers delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. (“Broadridge”). Broadridge will mail the voting instruction forms or proxy forms to the nonregistered shareholders and asks the nonregistered shareholders to return the proxy of voting instruction forms to Broadridge. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares to be represented at the Meeting. A nonregistered shareholder receiving a proxy or voting instruction form from Broadridge cannot use that proxy to vote shares directly at the Meeting - the proxy must be returned to Broadridge well in advance of the Meeting in order to have the shares voted.

If you are a nonregistered shareholder and wish to vote in person at the Meeting, please contact your broker or agent well in advance of the Meeting to determine how you can do so.

Notice and Access

The use of the Notice-and-Access Provisions reduces paper waste and mailing costs to the Company. In order for the Company to utilize the Notice-and-Access Provisions to deliver proxy-related materials by posting the Circular electronically on a website that is not SEDAR, the Company must send a notice to shareholders, including nonregistered shareholders, indicating that the Circular has been posted and explaining how a shareholder can access it or obtain a paper copy of the Circular from the Company. This Circular has been posted in full on the Company’s website at https://aphria.ca/investors-3/documents-2/ and under the Company’s SEDAR profile at www.sedar.com.

The Company has determined that those registered and beneficial shareholders with existing instructions on their account to receive printed materials will receive a printed copy of the Circular together with the Notice of Meeting and form of proxy or voting instruction form.

The Company will deliver copies of the applicable proxy-related materials directly to registered shareholders and non-objecting beneficial owners, through the services of its registrar and transfer agent, Computershare Investor Services Inc. The Company does not intend to pay for the intermediaries to deliver these materials to objecting beneficial owners.

Any registered shareholder who wishes to receive a paper copy of the Circular must contact the Company’s transfer agent, Computershare Investor Services Inc., toll-free, within North America - 1-866-962-0498 or direct, from Outside of North America - (514) 982-8716 and entering your 15-digit control number as indicated on your Voting Instruction Form or Proxy. Any beneficial shareholder who wishes to receive a paper copy of the Circular must contact Broadridge, toll-free, within North America - 1-877-907-7643 or direct, from Outside of North America - (905) 507-5450 and entering your 16-digit control number as indicated on your Voting Instruction Form. In order to ensure that a paper copy of the Circular can be delivered to a requesting shareholder in time for such shareholder to review the Circular and return a proxy or voting instruction form prior to the deadline to receive proxies, it is strongly suggested that a shareholder ensure their request is received no later than October 25, 2018.

NON-IFRS MEASURES

In this Circular, reference is made to adjusted gross profit and EBITDA, neither of which are measures of financial performance under IFRS. The Company calculates gross profit before fair value adjustments and adjusted EBITDA as follows:

•                  Gross profit before fair value adjustments is equal to gross profit less the non-cash increase (plus the non-cash decrease) in the fair value adjustments on sale of inventory and on growth of biological assets, if any. Management believes this measure provides useful information as it removes fair value metrics tied to increasing stock levels (decreasing stock levels) required by IFRS;

•                  Adjusted EBITDA is net income (loss), plus (minus) income taxes (recovery) plus (minus) finance income, net, plus amortization, plus share-based compensation, plus (minus) non-cash fair value adjustments on sale of inventory and on growth of biological assets, plus impairment of intangible assets, plus transaction costs, plus (minus) loss (gain) on disposal of capital assets, plus (minus) loss (gain) on foreign exchange, plus (minus) loss (gain) on marketable securities, plus (minus) loss (gain) from equity investee, minus deferred gain recognized, plus (minus) loss (gain) on dilution of ownership in equity investee, plus (minus) unrealized loss (gain) on embedded derivatives, plus (minus) loss (gain) on long-term investments and certain one-time non-operating expenses, as determined by management. Management believes this measure provides useful information as it is a commonly used measure in the capital markets and as it is a close proxy for repeatable cash generated by operations.

Further information on the Company’s reconciliation of these non-IFRS measures are included in its management’s discussion and analysis for the fiscal year ended May 31, 2018 available on SEDAR.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The authorized capital of the Company consists of an unlimited number of Common Shares. There were 233,776,032 Common Shares of the Company outstanding as of the Record Date, each share carrying the right to one vote. Each shareholder of record at the close of business on the Record Date is entitled to vote at the Meeting the shares registered in his or her name on that date.

The Company is not aware of any persons who, to the knowledge of the directors or officers, directly or indirectly, had beneficial ownership or control over, as of the Record Date, more than 10% of the Common Shares.

BUSINESS OF THE MEETING

Receipt of financial statements and auditors report

The audited consolidated financial statements of the Aphria for the financial year ended May 31, 2018 and the report of the auditors thereon will be placed before the Meeting. Approval of the Shareholders is not required in relation to the financial statements.

Election of directors

The articles of the Company provide that the board of directors (the “Board”) shall consist of a minimum of 3 directors and a maximum of 15, with the actual number to be determined from time to time by the Board. The Board has determined that, at the present time, the number of directors seated on the Board shall be increased from 7 directors to 9 directors.

Directors appointed at the Meeting will serve, subject to the by-laws of the Company and applicable corporate law, until the end of the next annual shareholder meeting or until their successor is elected or appointed, unless their office is earlier vacated. Phillip Waddington has chosen not to stand as a director of the Board and Shlomo Bibas, Tom Looney and Michael Serruya are new nominees in fiscal 2019.

The Board recommends that Shareholders vote FOR the election of the nominees whose names are set forth below. If you do not specify how you want your shares voted, the directors named as proxyholders in the enclosed proxy form intend to cast the votes represented by proxy at the Meeting FOR the election as directors of the nominee directors in this circular. Management does not anticipate that any of the nominees for election as a director will be unable to serve as a director, but if that should occur for any reason prior to the Meeting, the persons named in the enclosed form of proxy reserve the right to vote for another nominee in their discretion.

This Circular sets forth certain information regarding the nominees, including a brief biography, their position with the Company, their principal occupation or employment during the last five years, date first elected or appointed as a director of the Company, Board and Committee attendance, Board compensation for the previous fiscal year, the number of Common Shares and other Aphria securities beneficially owned, controlled or directed, indirectly or directly by each nominee, the total value of the securities as at the Company’s year-end date and whether or not they met the requirements of the Company’s minimum stock ownership guidelines. See “Director Nominees”.

If, for any reason, any of the proposed nominees does not stand for election or is unable to serve as such, the management designees named in the form of proxy reserve the right to vote for any other nominee in their sole discretion unless the shareholder has specified therein that its Common Shares are to be withheld from voting on the election of directors.

As part of its ongoing review of corporate governance practices and in accordance with the provisions of the TSX Company Manual (the “Manual”), the Board has adopted a majority voting policy providing that in an uncontested election of directors, any nominee who receives a greater number of votes ‘‘withheld’’ than votes ‘‘for’’ shall tender his or her resignation to the Chair of the Board promptly following the Shareholders’ meeting. The Compensation, Nominating and Governance Committee (the “CNG Committee”) will consider the offer of resignation and will make a recommendation to the Board on whether to accept such offer. In considering whether or not to accept the resignation, the CNG Committee will consider all factors deemed relevant by the members of the CNG Committee. The CNG Committee will be expected to recommend acceptance of the resignation except in situations where “exceptional circumstances” (as provided in the TSX Company Manual and issued by the Toronto Stock Exchange (the “TSX”)) would warrant the applicable director continuing to serve on the Board. The Board will make the final decision as to whether or not to accept the recommendation and announce it in a press release, a copy of which shall be concurrently delivered to the TSX, within ninety (90) days following the date of the Shareholders’ meeting. Should the Board decline to accept the resignation, such press release will state the reasons for the Board’s decision. The resignation of a director will be effective when accepted by the Board. A director who tenders his or her resignation pursuant to this policy will not participate in any meeting of the Board or the CNG Committee at which his or her resignation is considered.

Notwithstanding a director’s election at the Meeting, the election of any director is subject to regulatory approval. Any director that does not obtain the necessary regulatory approval shall tender his or her resignation to the Chair of the Board.

The Board unanimously recommends that the shareholders vote FOR the election of each of the director nominees and unless instructed otherwise, the persons named in the form of proxy will vote FOR the election of each of the director nominees.

Each nominee has confirmed his or her eligibility and willingness to serve as a Director if elected and, in the opinion of the Board and management of Aphria, the proposed nominees are qualified to act as directors of the Company.

Appointing auditors

The Board, on the advice of the audit committee, recommends that the Shareholders vote FOR PricewaterhouseCoopers LLP to be appointed as auditors of Aphria until the next annual meeting of Shareholders. PricewaterhouseCoopers LLP has been the auditors of Aphria since October 27, 2016.

The persons named in the enclosed form of proxy intend to cast the votes to which the shares represented by such proxy are entitled FOR the appointment of PricewaterhouseCoopers LLP as auditors of Aphria for the term expiring with the next annual meeting of Shareholders, and to authorize the Board to fix their remuneration.

Unless specifically instructed to vote against the approval of the auditors, the persons named in the form of proxy accompanying the Notice of Meeting intend to vote FOR the approval of the auditors. In order to be effected, this ordinary resolution must be approved by a majority of the votes cast in respect thereof.

The following table sets forth, by category, the fees for all services rendered by PricewaterhouseCoopers LLP for the financial year ended May 31, 2017 and May 31, 2018, are as set out below (including estimates).

	May 2017	May 2018
Audit Fees(1)	$99,000	$285,000
Audit Related Fees(2)	$61,200	$179,872
Tax Fees(3)	—	—
All Other Fees	$107,500	$464,872

Notes:

(1)         Includes fees necessary to perform the annual audit and quarterly reviews of the Company’s financial statements. Audit Fees include fees for review of tax provisions and for accounting consultations on matters reflected in the financial statements. Audit Fees also include audit or other attest services required by legislation or regulation, such as comfort letters, consents, reviews of securities filings and statutory audits.

(2)         Includes services that are traditionally performed by the auditor. These audit-related services include employee benefit audits, due diligence assistance, accounting consultations on proposed transactions, internal control reviews and audit or attest services not required by legislation or regulation.

(3)         Includes fees for all tax services other than those included in “Audit Fees” and “Audit-Related Fees”. This category includes fees for tax compliance, tax planning and tax advice. Tax planning and tax advice includes assistance with tax audits and appeals, tax advice related to mergers and acquisitions, and requests for rulings or technical advice from tax authorities.

Approval of an Omnibus Incentive Plan

At the Meeting, Shareholders will be asked to consider and if thought fit, approve a resolution in the form attached as Exhibit “A” hereto, approving a new Omnibus Long-Term Incentive Plan (the “Omnibus Incentive Plan”). A copy of the Omnibus Incentive Plan is attached hereto as Schedule “A-1” to Exhibit “A”. Capitalized terms used herein in this section and not otherwise defined shall have the meanings given to them in the Omnibus Incentive Plan.

Omnibus Incentive Plan

Under the Omnibus Incentive Plan, directors, officers, employees of the Company and/or its affiliates (“Aphria Personnel”) are eligible to receive a variety of equity-based awards that provide different types of incentives. The Omnibus Incentive Plan will facilitate granting of common share purchase options (“Options”), restricted share units (“RSUs”) and deferred share units (“DSUs” and collectively with the Options and RSUs, the “Awards”), representing the right to receive one Common Share in accordance with the terms of the Omnibus Incentive Plan. The following discussion is qualified in its entirety by the text of the Omnibus Incentive Plan.

The Omnibus Incentive Plan is considered an “evergreen” plan, since the Common Shares covered by grants which have been exercised shall be available for subsequent grants under the Omnibus Incentive Plan and the number of Common Shares available to grant increases as the number of issued and outstanding Common Shares increases.

The Company’s existing compensation program (prior to giving effect to the adoption of the Omnibus Incentive Plan) provided for total compensation for Aphria Personnel in various roles that comprised of base salary (fixed cash amount), short-term performance incentives (variable cash award) and long-term equity-based incentives (stock options and deferred share units). The ability to issue restricted share units (including performance-based restricted share units) is the primary differentiating factor between the two compensation programs.

Under the Omnibus Incentive Plan, the maximum number of shares issuable from treasury pursuant to Awards shall not exceed 10% of the total outstanding Common Shares from time to time less the number of Common Shares issuable pursuant to all other security-based compensation arrangements of the Company (consisting of (i) the existing Amended and Restated Stock Option Plan (the “Existing Option Plan”) and the existing Amended and Restated DSU Plan (the “Existing DSU Plan”), each approved at the Company’s annual general meeting in 2017); and (ii) legacy options issuable in connection with Company’s acquisition of Nuuvera Inc. (“Nuuvera”) in March of this year)).

The number of Common Shares issuable to insiders, at any time, under all security-based compensation arrangements of the Company, may not exceed 10% of the Company’s issued and outstanding shares; and the number of Common Shares issued to insiders within any one-year period, under all security based compensation arrangements of the Company, may not exceed 10% of the Company’s issued and outstanding Common Shares.

“Eligible Directors” (defined as any Board member who, at the time of execution of a grant agreement, and at all times thereafter while they continue to serve as a member of the Board, are not officers, senior executives or other employees of the Company or consultants or service providers providing ongoing services to the Company and its affiliates) shall not be entitled to any grant or issuance of Options pursuant to the Omnibus Incentive Plan. No more than one percent (1%) of the total issued and outstanding Common Shares (on a non-diluted basis) from time to time, shall be reserved and available for grant and issuance pursuant to Awards to the Eligible Directors. The aggregate equity value of all Awards that are eligible to be settled in Common Shares granted to an Eligible Director, within a one-year period, pursuant to all security-based compensation arrangements of the Company shall not exceed $150,000.

The Compensation, Nomination and Governance Committee may provide the circumstances in which Awards shall be exercised, vested, paid or forfeited in the event a participant ceases to provide service to the Company or any affiliate prior to the end of a performance period or exercise or settlement of such Award.

The Omnibus Incentive Plan will provide that appropriate adjustments, if any, will be made by the Board in connection with a reclassification, reorganization or other change of Common Shares, consolidation, distribution, merger or amalgamation, in the Common Shares issuable or amounts payable to preclude a dilution or enlargement of the benefits under the Omnibus Incentive Plan.

In connection with a change of control of the Company, the Board will take such steps as are reasonably necessary or desirable to cause the conversion or exchange or replacement of outstanding Awards into, or for, rights or other securities of substantially equivalent (or greater) value in the continuing entity. The Board may, in its sole discretion, change the Performance Criteria (as defined in the Omnibus Incentive Plan) or accelerate the vesting and/or the expiry date of any or all outstanding Awards to provide that, notwithstanding the Performance Criteria and/or vesting provisions of such Awards, such designated outstanding Awards shall be fully performed and/or vested and conditionally exercisable upon (or prior to) the completion of the change of control provided that the Board shall not, in any case, authorize the exercise of Awards beyond the expiry date of the Awards.

The following table describes the impact of certain events upon the rights of holders of Awards under the Omnibus Incentive Plan, including termination for cause, termination other than for cause and death, subject to the terms of a Participant’s employment agreement:

Event	Provisions
Termination for cause	Immediate forfeiture of all vested and unvested Awards.
Resignation

Forfeiture of all unvested Awards and the earlier of the original expiry date and 90 days after resignation to exercise vested Awards or such longer period as the Board may determine in its sole discretion.

Termination other than for cause

Subject to the terms of the grant or as determined by the Board, upon a participant’s termination without cause the number of Awards that may vest is subject to pro-ration over the applicable performance or vesting period.

Retirement

Upon the retirement of a participant’s employment with the Company, any unvested Awards held by the participant as at the termination date will continue to vest in accordance with its vesting schedule, and all vested Awards held by the participant at the termination date may be exercised until the earlier of the expiry date of the Awards or three years following the termination date, provided that if the participant breaches any post-employment restrictive covenants in favour of the Company (including non-competition or non-solicitation covenants), then any Awards held by such participant, whether vested or unvested, will immediately expire and the participant shall pay to the Company any “in-the-money” amounts realized upon exercise of Awards following the termination date.

Death	All unvested Awards will vest and may be exercised within 180 days after death.

The Board may amend the Omnibus Incentive Plan or any Award at any time without the consent of a Participant provided that such amendment shall (i) not adversely alter or impair any Award previously granted except as permitted by the terms of the Omnibus Incentive Plan, (ii) be in compliance with applicable law and subject to any regulatory approvals including, where required, the approval of the TSX, and (iii) be subject to shareholder approval, where required by law, the requirements of the TSX or the Omnibus Incentive Plan, provided however that shareholder approval shall not be required for the following amendments and the Board may make any changes which may include but are not limited to: (i) amendments of a general housekeeping or clerical nature that, among others, clarify, correct or rectify any ambiguity, defective provision, error or omission in the Omnibus Incentive Plan; (ii) changes that alter, extend or accelerate the terms of vesting or settlement applicable to any Award; and (iii) a change to the Eligible Participants under the Omnibus Incentive Plan.

As described further in the Omnibus Incentive Plan, the Board shall be required to obtain shareholder approval to make the following amendments:

(a)                                 any change to the maximum number of Common Shares issuable from treasury under the Plan,

(b)                                 any amendment which reduces the exercise price of any Award, as applicable, after such Awards have been granted or any cancellation of an Award and the substitution of that Award by a new Award with a reduced price;

(c)                                  any amendment which extends the expiry date of any Award, or the restriction period of any RSU beyond the original expiry date;

(d)                                 any amendment which would have the potential of broadening or increasing participation by insiders;

(e)                                  any amendment which would permit any Award granted under the Plan to be transferable or assignable by any Participant other than as expressly permitted;

(f)                                   any amendment which increases the maximum number of Shares that may be (i) issuable to insiders and associates of such insiders at any time; or (ii) issued to insiders and associates of such insiders and any other proposed or established share compensation arrangement in a one-year period; or

(g)                                  any amendment to the amendment provisions of the Omnibus Incentive Plan.

provided that Common Shares held directly or indirectly by insiders benefiting from the amendments in sections (b) and (c) above shall be excluded when obtaining such shareholder approval.

The Board may, subject to regulatory approval, discontinue the Omnibus Incentive Plan at any time without the consent of the Participants provided that such discontinuance shall not materially and adversely affect any Awards previously granted to a Participant under the Omnibus Incentive Plan.

The Board (or the designate committee of the Board) may, by resolution, but subject to applicable regulatory approvals, decide that any of the provisions of the Omnibus Incentive Plan concerning the effect of termination of the Participant’s employment shall not apply for any reason acceptable to the Board (or a committee thereof).

Subject to TSX approval and shareholder approval, the Omnibus Incentive Plan will replace the Company’s existing stock option plan (the “Existing Option Plan”), as well as the Company’s existing deferred share unit plan (the “Existing DSU Plan”) and will be supplemental to any cash-based incentive compensation arrangements. The Existing Option Plan and Existing DSU Plan will remain in effect but no further Awards will be issued thereunder.

It is a condition of each grant of an Award that if the Company’s financial statements (the “Original Statements”) are required to be restated (other than as a result of a change in accounting policy by the Company or under International Financial Reporting Standards applicable to the Company) within three years following which such Original Statements were received by shareholders at the Company’s then most recent annual general meeting of shareholders, and such restated financial statements (the “Restated Statements”) disclose, in the opinion of the Board, acting reasonably, materially worse financial results than those contained in the Original Statements, then the Board may, in its sole discretion, to the full extent permitted by governing law and to the extent it determines that such action is in the best interest of the Company, and in addition to any other rights that the Company may have, take any or all of the following actions, as applicable): (i) require the Participant to reimburse the Company for any amount paid to the Participant in respect of an Award in cash in excess of the amount that should otherwise have been paid in respect of such Award had the determination of such compensation been based upon the Restated Statements, less, in any event, the amount of taxes withheld in respect of the amount paid in cash in the year of payment; (ii) cancel and terminate any one or more unvested Awards on or prior to the applicable maturity or vesting dates, or cancel or terminate any outstanding Awards which have vested in the twelve (12) months prior to the date on which the Board determines that the Original Statements are required to be restated (a “Relevant Equity Recoupment Date”); and/or (iii) require payment to the Company of the value of any Common Shares of the Company acquired by the Participant pursuant to an Award granted in the twelve (12) months prior to a Relevant Equity Recoupment Date (less any amount paid by the Participant) to acquire such Common Shares and less the amount of taxes withheld in respect of such Common Shares.

Except as set forth in the Omnibus Incentive Plan, Awards are not transferable. Awards may only be exercised: (a) by the Participant to whom the Awards were granted; (b) with the Company’s prior written approval and subject to such conditions as the Company may stipulate; (c) upon the Participant’s death, by the legal representative of the Participant’s estate; or (d) upon the Participant’s incapacity, the legal representative having authority to deal with the property of the Participant.

Options

The Board shall determine, at the time of granting the particular Option, the period during which the Option is exercisable, commencing on the date such Option is granted to the Participant and ending as specified in the Omnibus Incentive Plan or in the underlying option agreement, but in no event shall an Option expire on a date which is later than ten (10) years from the date the Option is granted. Unless otherwise determined by the Board, all unexercised Options shall be cancelled at the expiry of such Options. The exercise price for Common Shares that are the subject of any Option shall be fixed by the Board when such Option is granted, but shall not be less than the “Market Value” (as defined in the Omnibus Incentive Plan) of such Common Shares at the time of the grant.

An Option is an option granted by the Company to a Participant entitling such Participant to acquire, for each Option issued, one Common Share from treasury at the exercise price.

Should the expiration date for an Option fall within a “Black-Out Period” (as defined in the Omnibus Incentive Plan) or within nine (9) business days following the expiration of a Black-Out Period, such expiration date shall be automatically extended without any further act or formality to that date which is the tenth business day after the end of the Black-Out Period, such tenth business day to be considered the expiration date for such Option for all purposes under the Omnibus Incentive Plan. The ten (10) business day period may not be extended by the Board.

In order to facilitate the payment of the exercise price of the Options, the Omnibus Incentive Plan has a cashless exercise feature pursuant to which a Participant may elect to undertake either a broker assisted “cashless exercise” or a “net exercise” subject to the procedures set out in the Omnibus Incentive Plan, including the consent of the Board, where required.

In particular, a Participant may, by surrendering an Option (“Surrender”) with a properly endorsed notice of Surrender (a “Surrender Notice”), elect to receive that number of Common Shares calculated using the following formula:

X = Y * (A-B) / A

Where:

X =                             the number of Common Shares to be issued to the Participant

Y =                             the number of Common Shares underlying the Options to be Surrendered

A =                             the Market Value (as defined in the Omnibus Incentive Plan) of the Shares as at the date of the Surrender

B =                             the exercise price of such Options

DSUs

A DSU is an Award of phantom share units to an Eligible Director, subject to restrictions and conditions as the Board may determine at the time of grant. Each Eligible Director shall receive his or her annual retainer fee in the form of a grant of DSUs in each fiscal year. The number of DSUs shall be calculated as the Eligible Director’s annual retainer fee divided by the Market Value (as defined in the Omnibus Incentive Plan). At the discretion of the Board, fractional DSUs will not be issued and any fractional entitlements will be rounded down to the nearest whole number.

Unless otherwise set forth in an underlying DSU Agreement, each DSU shall vest as to 50% on the sixth month anniversary of the date of grant and 50% on the anniversary of the date of grant. Subject to vesting and other conditions and provisions set forth in the Omnibus Incentive Plan and in an underlying DSU Agreement, each DSU awarded to an Eligible Director shall entitle the Eligible Director to redeem such DSU in exchange for one (1) Common Share issued from treasury.

Each Eligible Director shall be entitled to redeem his or her DSUs during the period commencing on the business day immediately following the date of termination (the “Termination Date”) and ending on the date that is two years following such termination date, or a shorter such redemption period set out in the relevant DSU Agreement, by providing a written notice of settlement to the Company setting out the number of DSUs to be settled and the particulars regarding the registration of the Common Shares issuable upon settlement (the “DSU Redemption Notice”).

If a DSU Redemption Notice is not received by the Company on or before the 90th day following the date of termination, the Eligible Director shall be deemed to have delivered a DSU Redemption Notice and the Company shall redeem all of the Eligible Director’s DSUs in exchange for Common Shares to be delivered to the Eligible Director, administrator or liquidator of the estate of the Eligible Director, as applicable.

Notwithstanding any other provision of the Omnibus Incentive Plan, in the event that (i) a DSU Redemption Notice is received during a Black-Out Period or other trading restriction imposed by the Company; or (ii) the Eligible Director has not delivered a DSU Redemption Notice and the 90th day following the Termination Date falls during a Black-Out Period or other trading restriction imposed by the Company, then settlement of the applicable DSUs shall be automatically extended to the tenth (10th) business day following the date that such Black-Out Period or other trading restriction is lifted, terminated or removed.

RSUs

An RSU is an Award entitling the recipient to acquire Common Shares, at such purchase price (which may be zero) as determined by the Board, subject to such restrictions and conditions as the Board may determine at the time of grant. Conditions may be based on continuing employment (or other service relationship) and/or achievement of pre-established performance goals and objectives.

For each award of RSUs, the Board shall establish the period in which any “Performance Criteria” (as defined in the Omnibus Incentive Plan) and other vesting conditions must be met in order for a Participant to be entitled to receive Common Shares in exchange for all or a portion of the RSUs held by such Participant (the “Performance Period”), provided that such Performance Period may be no longer than three (3) years after the calendar year in which the Award was granted.

Unless otherwise set forth in an underlying RSU Agreement, each RSU shall vest as to 1/3 on each of the first, second and third anniversary of the date of grant. Subject to the vesting and other conditions and provisions set forth in the Omnibus Incentive Plan and in an underlying RSU Agreement, the Board shall determine whether each RSU awarded to a Participant shall entitle the Participant: (i) to receive one Common Share issued from treasury; (ii) to receive the “Cash Equivalent” of one Common Share; or (iii) to elect to receive either one Common Share from treasury, the Cash Equivalent of one Common Share or a combination of cash and Common Shares.

The vesting determination date means the date on which the Board determines if the Performance Criteria and/or other vesting conditions with respect to a RSU have been met (the “RSU Vesting Determination Date”), and as a result, establishes the number of RSUs that become vested, if any.

Except as otherwise provided in an underlying RSU Agreement, in the event that the vesting conditions, the Performance Criteria and Performance Period, if applicable, of an RSU are satisfied, all of the vested RSUs covered by a particular grant may, subject to the provisions for Black-Out Periods (described below), be settled at any time beginning on the first business day following their RSU Vesting Determination Date but no later than the date that is five (5) years from their RSU Vesting Determination Date (the “RSU Settlement Date”).

Settlement of RSUs shall take place promptly following the RSU Settlement Date and take the form set out in an RSU settlement notice through: (a) in the case of settlement of RSUs for their Cash Equivalent, delivery of a cheque to the Participant representing the Cash Equivalent; (b) in the case of settlement of RSUs for Common Shares, delivery of a share certificate to the Participant or the entry of the Participant’s name on the share register for the Common Shares; or (c) in the case of settlement of the RSUs for a combination of Common Shares and the Cash Equivalent, a combination of (a) and (b).

Notwithstanding any other provision of the Omnibus Incentive Plan, in the event that an RSU Settlement Date falls during a Black-Out Period or other trading restriction imposed by the Company and the Participant has not delivered an RSU settlement notice, then such RSU Settlement Date shall be automatically extended to the tenth (10th) business day following the date that such Black-Out Period or other trading restriction is lifted, terminated or removed.

The Omnibus Incentive Plan serves several purposes for the Company. One purpose is to develop the interests of Aphria Personnel in the growth and development of the Company by providing such persons with the opportunity to acquire a proprietary interest in the Company. All Aphria Personnel are considered eligible to be selected to receive an Award under the Omnibus Incentive Plan, other than Eligible Directors who may not receive an issuance or grant of Options. Another purpose is to attract and retain key talent and valuable Aphria Personnel, who are necessary to the Company’s success and reputation, with a competitive compensation mechanism.

As of May 31, 2018 (the last fiscal year end of the Company), there was an aggregate of 8,118,481 Options outstanding and unexercised under the Existing Option Plan; an aggregate of 168,460 DSUs outstanding under the Existing DSU Plan; and an aggregate of 837,714 legacy options issued in connection with the Company’s acquisition of Nuuvera.

If the Omnibus Incentive Plan is approved at the Meeting, an additional 11,892,337 shares will be reserved for issuance under the Omnibus Incentive Plan which, together with the shares underlying the outstanding and unexercised options currently outstanding represents 10% of the total outstanding shares. The Omnibus Incentive Plan is administered by the Board or a committee of the Board. The Omnibus Incentive Plan must be renewed every three years according to the TSX rules.

Vote Required

At the Meeting, Shareholders of the Company will be asked to consider, and if thought fit, approve a motion to approve the Omnibus Incentive Plan. The resolution (the “Omnibus Plan Resolution”) which will be put forward to the Shareholders of the Company for approval at the Meeting is attached hereto as Exhibit “A”.

The Board recommends that Shareholders vote FOR the Omnibus Plan Resolution, as set out in Exhibit “A”.

Unless specifically instructed to vote against the Omnibus Plan Resolution, the persons named in the form of proxy accompanying the Notice of Meeting intend to vote FOR the approval of the Omnibus Plan. In order to be effected, this ordinary resolution must be approved by a majority of the votes cast in respect thereof.

Director Nominees

The following pages set out the director nominees, including a brief summary of their experience and qualifications together with their age, place of primary residence, principal occupation, year first elected or appointed as a Director, membership on Committees of the Board as at the Record Date, attendance at Board and Committee meetings during fiscal 2018, as well as past and current directorships of other public and private entities. Also indicated for each director nominee is the number of Common Shares and other securities beneficially owned, or controlled or directed, directly or indirectly, on the Record Date, and, as at such date, the value of such Common Shares.

The Board has determined that the following director nominees are independent within the meaning of National Instrument 52-110 Audit Committees (“NI 52-110”) Shawn Dym, Renah Persofsky, Tom Looney, John Herhalt, Shlomo Bibas and Michael Serruya. In addition, the Board has determined that the following director nominees are non-independent — Vic Neufeld, Cole Cacciavillani and John Cervini within the meaning of NI 52-110.

VIC NEUFELD

Chair of the Board and Chief Executive Officer (“CEO”) of Aphria Age: 64 Lakeshore, Ontario Director since 2014 Independent Director: NO

Mr. Neufeld is the Chief Executive Officer and Chair of the Board of Aphria Inc. Mr. Neufeld was formerly a Partner with Ernst & Young LLP, formerly the CEO of Jamieson Laboratories, Canada’s largest manufacturer and distributor of natural vitamins, minerals, concentrated food supplements, herbs and botanical medicines. He currently sits as the Chair of Enwin Utilities Ltd., a local energy provider and sits on the board of WFCU Credit Union.

Strategic qualifications:

•                  20+ years as CEO of Canada’s largest neutraceutical player

•                  20+ years building and develop brands

Board Committee Membership	Membership	Meeting attendance
	Board	20 of 22
	Annual General Meeting	1 of 1
	Organizational Board Meeting	1 of 1
Current Board Directorships	Public Boards	Private Boards
	Liberty Health Sciences Ltd.	Enwin Utilities Ltd.
WFCU Credit Union
Equity holdings as at September 24, 2018 (# & $)	Number	Value
	Common shares - 1,925,342	(1) $ 37,120,594
	DSUs — 67,000	1,291,760
Total - $ 38,412,354
Shareholding requirements	% of shareholding requirements(2)	Target Date to Meet Requirement
	96.0 x	TARGET MET

COLE CACCIAVILLANI

Co-Founder and Vice-President — Growing Operations Age: 63 Leamington, Ontario Director since 2014 Independent Director: NO

Mr. Cacciavillani, a Co-Founder, is Vice-President — Growing Operations and a director of Aphria Inc. Mr. Cacciavillani is an industrial engineer with 35 years of experience in the agricultural and greenhouse industry. Mr. Cacciavillani is the Secretary/Treasurer of Cacciavillani and F.M Farms Ltd. and the Chief Executive Officer of CF Industrial Inc. Mr. Cacciavillani is the Co-Chair of Fundraising for the Erie Shores Campus Hospice and he is a recipient of the Queen Elizabeth II Diamond Jubilee Medal.

Strategic qualifications:

•                  35+ years experience in commercial agricultural space, specializing in greenhouses

•                  Founding vision of Aphria

Board Committee Membership	Membership	Meeting attendance
	Board	21 of 22
	Annual General Meeting	1 of 1
	Organizational Board Meeting	1 of 1
Current Board Directorships	Public Boards	Private Boards
	None	Erie Shores Campus Hospice
Equity holdings as at September 24, 2018 (# & $)	Number	Value
	(3) Common shares - 5,371,706	(1) $ 103,566,492
	DSUs — 18,000	347,020
Total - $ 103,913,532
Shareholding requirements	% of shareholding requirements(2)	Target Date to Meet Requirement
	451.8 x	TARGET MET

JOHN CERVINI

Co-Founder and Vice- President — Infrastructure & Technology Age: 48 Leamington, Ontario Director since 2014 Independent Director: NO

Mr. Cervini, a Co-Founder, is Vice-President — Infrastructure & technology and a director of Aphria. Mr. Cervini is a fourth-generation greenhouse grower with hydroponic agricultural experience. Together with his father and brother, John helped established Lakeside Produce, one of North America’s leading sales and marketing companies selling fresh produce from Canada to multinational retailers throughout North America. John is a leading innovator in greenhouse growing technology and has also overseen greenhouse expansion to Carpentaria, California and Guadalajara, Mexico.

Strategic qualifications:

•                 20+ years of commercial agricultural experience, specializing in greenhouse growing technology

•                 Founding vision of Aphria

Board Committee Membership	Membership	Meeting attendance
	Board	22 of 22
	Annual General Meeting	1 of 1
	Organizational Board Meeting	1 of 1
Current Board Directorships	Public Boards	Private Boards
	None	None
Equity holdings as at September 24, 2018 (# & $)	Number	Value
	(4) Common shares - 9,683,118	(1) $186,690,515
	DSUs — 18,000	347,020
Total - $187,037,535
Shareholding requirements	% of shareholding requirements(2)	Target Date to Meet Requirement
	813.0 x	TARGET MET

RENAH PERSOFSKY

DIRECTOR Age: 59 Toronto, ON Director since: 2017 Independent Director: YES

Ms. Persofsky is a widely-respected entrepreneur, strategist, innovator and change agent with a distinguished track record of success in creating 27 start-up companies.

She has a rich history of investing in early stage companies where she helps mentor CEOs in the art of bringing MVP products to market, and growing their business exponentially. She serves as Board Chair for mobile on-demand senior care and child care start- up BookJane, advises award winning payment card and platform technology firm Dynamics Inc., and is a board member for retail/QSR automation software specialty firm MeazureUp Inc. She is presently an executive consultant in the Innovation Group at CIBC.

Strategic qualifications:

•                 Strategic vision and entrepreneur expertise

•                 Capital markets and Schedule 1 banking experience

Board Committee Membership	Membership	Meeting attendance
	Board	18 of 20
	Audit	5 of 5
	Compensation, Nominating & Governance	5 of 5
	Annual General Meeting	0 of 1
	Organizational Board Meeting	0 fo 1
Current Board Directorships	Public Boards	Private Boards
	None	BookJAne
MeazureUP Inc.
Equity holdings as at September 24, 2018 (# & $)	Number	Value
	Common shares - 7,662	$ 147,723
	DSUs — 16,769	323,306
Total - $ 471,029
Shareholding requirements	% of shareholding requirements(2)	Target Date to Meet Requirement
	11.8x	TARGET MET

SHAWN DYM

DIRECTOR Age: 38 Toronto, ON Director since: 2017 Independent Director: YES

Mr. Dym is a managing director at York Plains Investment Corp. a private investment vehicle focused on maximizing absolute returns by investing in a wide array of asset classes, including successful cannabis related investments. He currently serves on the board of advisors for Green Acre Capital, Canada’s first private investment fund focused on the cannabis industry.

He has extensive experience managing companies with high growth both at York Plains and as an entrepreneur.

He currently serves on the board of directors at Wellpoint Health, Eddy Solutions and Minus Global Holdings. He graduated from York University and holds an MBA from Harvard Business School.

Strategic qualifications:

•                 Extensive capital market expertise

•                 Early cannabis investor with strong overview of the industry

Board Committee Membership	Membership	Meeting attendance
	Board	19 of 20
	Audit	5 of 5
	Annual General Meeting	1 of 1
	Organizational Board Meeting	1 of 1
Current Board Directorships	Public Boards	Private Boards
	None	Wellpoint Health
Eddy Solutions
Minus Global Holdings
Equity holdings as at September 24, 2018 (# & $)	Number	Value
	DSUs — 16,769	$ 323,306
Shareholding requirements	% of shareholding requirements(2)	Target Date to Meet Requirement
	8.1 x	TARGET MET

JOHN M. HERHALT — NEW NOMINEE

New Nominee Age: 61 Toronto, ON Director since: N/A Independent Director: YES

MR. Herhalt is a FCPA (FCA) and a retired partner from KPMG and has over 39 years of experience providing a wide variety of advisory and audit services to a range of clients. He has worked across several industry sectors including automotive manufacturing, consumer products, infrastructure, power and utilities and the public sector. During his time with KPMG, Mr. Herhalt served as Canada’s national advisory leader, national public sector leader, and KPMG International’s global head of infrastructure, government and health care sectors — providing subject matter advice and support to various KPMG member firms and their clients on a variety of projects in the Americas, Europe, Middle East and Asia. After retiring from KPMG LLP, he has continued to provide management consulting services on a part-time basis and serves as a director on several boards.

Strategic qualifications:

•                 Significant financial literacy tied to Big Four experience

Board Committee Membership	Membership	Meeting attendance
	Board	N/A
	Audit	N/A
	Compensation, Nominating & Governance	N/A
	Annual General Meeting	N/A
	Organizational Board Meeting	N/A
Current Board Directorships	Public Boards	Private Boards
	None	Fengate Infrastructure Fund (Advisory Board)
Equity holdings as at September 24, 2018 (# & $)	Number	Value
	Nil	$ Nil
Shareholding requirements	% of shareholding requirements(2)	Target Date to Meet Requirement
	0.0%	October 2023

MICHAEL SERRUYA — NEW NOMINEE

New Nominee Age: 54 Toronto, ON Director since: N/A Independent Director: YES

Mr. Serruya serves as Managing Director of Serruya Private Equity Inc. (“SPE”). Mr. Serruya began his career at age twenty, as one of the co-founders of Yogen Früz®. Mr. Serruya co-founded CoolBrands International Inc., where he served as Chairman and CEO. CoolBrands was a leading consumer packaged goods company, which included brands such as Weight Watchers, Eskimo Pie, Tropicana and Godiva Ice Cream. More recently, Mr. Serruya was Chairman and CEO of Kahala Brands, a multinational Franchisor to global QSR brands including Cold Stone Creamery, Taco Time and Blimpie Subs.

Mr. Serruya has also participated on the Boards of Directors of a number of both publicly and privately traded companies including Jamba Juice Inc., The Second Cup LTD., and The ONE Group Hospitality Inc.

Strategic qualifications:

•                  Extensive capital market expertise

•                  Early cannabis investor with strong overview of the industry

Board Committee Membership	Membership	Meeting attendance
	Board	N/A
	Audit	N/A
	Compensation, Nominating & Governance	N/A
	Annual General Meeting	N/A
	Organizational Board Meeting	N/A
Current Board Directorships	Public Boards	Private Boards
	The ONE Group	The Baycrest Foundation
Equity holdings as at September 24, 2018 (# & $)	Number	Value
	Nil	$ Nil
Shareholding requirements	% of shareholding requirements(2)	Target Date to Meet Requirement
	0.0%	October 2023

SCHLOMO BIBAS — NEW NOMINEE

New Nominee Age: 48 Toronto, ON Director since: N/A Independent Director: YES

Mr. Bibas joined Celestica’s executive team, as Senior Vice President and Global Chief Information Officer with the mandate to drive the Digital agenda of the company. Prior to joining Celestica, Mr. Bibas served as Senior Vice President of Global Operations and Chief Information Officer for the Apotex Group of Companies since 2012. In this capacity, he had global accountability for all IT operations, risk management, customer care, innovation, business enablement, legal services, business services, and indirect procurement functions. As Corporate Officer and member of Apotex’ Executive Committee, he was part of the senior leadership team responsible for strategy development, governance, and global execution of the company.

Prior to joining Apotex, Mr. Bibas was a Partner at Accenture, where he spent 18 years of his career providing IT and management consulting services to Fortune 500 companies.

Strategic qualifications:

•                 Significant experience in the Pharmaceutical industry

•                 Extensive corporate management experience

Board Committee Membership	Membership	Meeting attendance
	Board	N/A
	Audit	N/A
	Compensation, Nominating & Governance	N/A
	Annual General Meeting	N/A
	Organizational Board Meeting	N/A
Current Board Directorships	Public Boards	Cayuse Technologies
	None	Cayuse Technologies

Equity holdings as at September 24, 2018 (# & $)	Number	Value
	1,000	$ 19,280
Shareholding requirements	% of shareholding requirements(2)	Target Date to Meet Requirement
	24.1%	October 2023

TOM LOONEY — NEW NOMINEE

New Nominee Age: 55 Toronto, ON Director since: N/A Independent Director: YES

Mr. Looney recently retired as President of Diageo US Spirits & Canada. In this position, he had full responsibility for the growth and development of the company’s spirits business in the United States & Canada including brands such as Smirnoff, Crown Royal, Baileys, Johnnie Walker, Captain Morgan and Ketel One. He was also a member of Diageo’s North American Executive Team.

Prior to his current role, Mr. Looney held the position of President, Diageo Beer Company overseeing US sales, finance, marketing and innovation teams. Prior to that, he was Chief Commercial Officer where he oversaw the pricing strategy, business analytics and commercial marketing functions across spirits, beer and wine for North America. He has also held a variety of roles in finance, customer marketing and strategy roles, including SVP of global business support. Mr. Looney also had responsibility for new business development in North America where his responsibilities included M&A work and route to consumer strategy development.

Strategic qualifications:

•                 Significant experience in the Spirits Industry

•                 Extensive corporate management experience

Board Committee Membership	Membership	Meeting attendance
	Board	N/A
	Audit	N/A
	Compensation, Nominating &	N/A
Governance
	Annual General Meeting	N/A
	Organizational Board Meeting	N/A
Current Board Directorships	Public Boards	Private Boards
	None	None
Equity holdings as at September 24, 2018 (# & $)	Number	Value
	750	$ 14,460
Shareholding requirements	% of shareholding requirements(2)	Target Date to Meet Requirement
	18.1%	October 2023

Notes:

(1)                                 As at September 24, 2018.

(2)                                 The percentage of shareholding requirements are in accordance with the Company’s Minimum Share Ownership Policy as further discussed below under the heading “Compensation Discussion and Analysis — Minimum Share Ownership Policy”.

(3)                                 Does not include 1,727,777 shares held indirectly in The Cacciavillani Family Trust.

(4)                                 Includes 8,900,001 shares held directly through ownership of Fulfill Holdings Inc.

Cease trade orders, bankruptcies, penalties or sanctions

To the knowledge of the Company, none of the nominees for election as Director of the Company is as at the date hereof, or within 10 years before the date hereof:

•                  is, or has been a director, CEO or chief financial officer (“CFO”) of any Company that was subject to a cease trade order, an order similar to a cease trade order, or an order that denied the relevant Company access to any exemption under applicable securities legislation, that was in effect for a period of more than 30 consecutive days (an “Order”), which Order was issued while the director executive officer was acting in the capacity as director, CEO or CFO;

•                  was subject to an Order that was issued after the director executive officer ceased to be a director, CEO or CFO and which resulted from an event that occurred while that person was acting in the capacity as director, CEO or CFO;

•                  is, or has been a director or executive officer of any Company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

•                  has become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

Furthermore, to the knowledge of the Company, no nominee has been subject to (i) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; and (ii) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable security holder in deciding whether to vote for a nominee.

COMPENSATION DISCUSSION AND ANALYSIS

Overview

The purpose of this Compensation Discussion and Analysis is to provide information about the Company’s executive compensation philosophy, objectives, and processes and to discuss compensation decisions relating to the Company’s executive officers, in particular, the five identified named executive officers (collectively, the “NEOs” and each an “NEO”), namely, Vic Neufeld, Chief Executive Officer (“CEO”), Carl Merton, Chief Financial Officer (“CFO”), Cole Cacciavillani, Co-Founder and Vice-President — Growing Operations, John Cervini, Co-Founder and Vice President — Infrastructure & Technology and Megan McCrae, Vice President of Marketing for the fiscal year ended May 31, 2018.

The CNG Committee, in consultation with the CEO is responsible for reviewing, establishing and overseeing the compensation policies of the Company and compensation of the NEOs. Historically, the CEO has made recommendations to the CNG Committee with respect to the compensation of the NEOs, and the CNG Committee reviews such recommendations with a view to determining whether to recommend to the Board any changes to the compensation for such senior executives. Moreover, the CNG Committee reviews, on an annual basis, the compensation of the CEO and makes recommendations to the Board in respect thereto.

Objectives of Compensation Program

The Company’s executive compensation practices are based on a pay-for-performance philosophy that is designed to attract, motivate and retain high performing senior executives, encourage and reward superior performance, and align our executives’ interests with those of the Company’s shareholders by:

•                  Providing the opportunity for total direct compensation (base salary plus short-term target annual incentive plus target annual long-term equity-based incentive) that is competitive with the compensation received by senior executives employed at a reference group of comparable publicly-traded companies;

•                  Ensuring that a significant proportion of executive compensation is linked to the Company’s financial and operational performance through the Company’s variable compensation plan as well as effective risk management;

•                  Providing senior executives with long-term equity-based incentive plans, such as stock options, which also help to ensure that senior executives meet or exceed minimum share ownership requirements; and

•                  Exercising informed judgement in regard to the nature and criticality of the senior executive’s role, as well as applying performance and market context to the comparator peer group data with input from the CEO to ensure the entirety of a senior executive’s contribution is recognized.

In order to implement our compensation philosophy and achieve our objectives, we have adopted a number of governing compensation practices, including:

Key Features of our Compensation Program

•                  Annual incentive awards subject to achievement of pre-established performance goals tied to financial objectives

•                  Significant proportion of senior executives’ total annual target compensation is considered to be “at-risk”

•                  Significant proportion of senior executives’ total annual target compensation is in the form of stock options as part of the long-term incentive plan (LTIP)

•                  Engaged an independent consultant Hugessen Consulting Inc. (“Hugessen”) to assist with the assessment and determination of appropriate senior executive compensation for fiscal 2018

Compensation, Nominating & Governance Committee

In order to assist the Board in fulfilling its oversight responsibilities with respect to compensation and governance matters, the Board has established the CNG Committee. For more information on the CNG Committee see “Statement of Corporate Governance Practices”.

The primary role of the CNG Committee is to carry out the Board’s overall responsibility for executive compensation at the Company. Under its mandate, the CNG Committee is responsible for monitoring senior executives’ performance assessment, succession planning and overall compensation. The CNG Committee is consulted in regard to the appointment of senior executives, including the terms and conditions of their appointment and termination, and reviews the evaluation of the performance of the Company’s senior executives, and may make recommendations in respect thereto including recommending their compensation. The CNG Committee also oversees the existence of appropriate policies and compensation structures so that the Company can attract, motivate and retain senior executives who exhibit high standards of integrity, competence and performance. Finally, the CNG Committee is responsible for developing a compensation philosophy and objectives that reward the creation of shareholder value while reflecting an appropriate balance between the short-term and longer-term performance of the Company.

Aphria’s compensation practices are designed to attract, motivate and retain high performing senior executives, encourage and reward superior performance and align our senior executives’ interests with those of the Company’s shareholders. We believe that the actual compensation our executives receive should have a direct connection to their contribution to the Company’s financial performance and overall long-term success. Accordingly, our compensation program strongly links executive compensation to the actual performance of the company and aligns compensation with shareholder value by combining short and long-term cash and equity incentives. It also seeks to reward the achievement of corporate and individual performance objectives, and to align senior executives’ incentives with shareholder value creation by having a significant proportion of each senior executive’s total annual target compensation considered to be “at-risk”. Our senior executives’ short-term incentive plan (“STIP”) payout is conditional upon the attainment of or exceeding certain Company financial metrics, in particular annual targets related to gross sales and adjusted EBITDA as set forth in the budget. The Board seeks to tie individual goals to the area of the executive officer’s primary responsibility. These goals may include the achievement of specific financial or business development goals. The Board also seeks to set company performance goals that reach across all business areas and include achievements in finance/business development and corporate development.

At the end of the most recently completed fiscal year, May 31, 2018, the CNG Committee was comprised of three directors, namely Renah Persofsky, Dennis Staudt and Philip Waddington, (the “Independent Directors”) all of whom are independent within the meaning of NI 52-110. The CNG Committee members have all had executive or senior roles in corporations or professional firms and/or board positions where they were required to make or were involved in decisions and determinations related to executive compensation, and the Board believes that the CNG Committee collectively has the knowledge, experience and background required to fulfill its mandate. For more detail please refer to their respective biographies under “Business of the meeting — Election of Directors” in this Circular.

Minimum Share Ownership Policy

The Board believes that it is in the best interests of the Company and its shareholders to align the economic interests of the Company’s senior executives and Independent Directors with those of the Company’s shareholders. To achieve this, the CNG Committee has recommended and the Board has adopted the following Minimum Share Ownership Policy.

The Policy is applicable to all of the senior executives and the Independent Directors of the Company pursuant to which each senior executive and the Independent Directors is expected to establish over a period of five (5) years, ownership of a prescribed number of Common Shares and/or DSUs which have a value which is equivalent to the following multiples of the senior executive’s base salary or, in the case of an Independent Director, the base annual cash retainer paid to such Independent Director by the Company (based on the market value of the Common Shares on the TSX) and subsequently maintain such minimum ownership position for the duration of his or her tenure:

Position	Share Ownership Guideline
Chief Executive Officer	3 x base salary
Independent Directors	2 x base annual cash retainer
Chief Financial Officer	1 x base salary
Other Officers	0.5 x base salary

The following may be used in determining share ownership:

1.              Shares owned directly (including through open market purchases);

2.              Shares owned jointly or separately by the individual’s spouse;

3.              Shares held in trust for the benefit of the officer or director, their spouse and/or children residing at the same residence; and,

4.              Vested DSUs.

Unexercised stock options (whether vested or not vested), convertible debt and warrants do not count toward meeting these guidelines until they have been converted or exercised into Common Shares.

The value of the ownership requirement is based upon the senior executive’s then current base salary or Independent Director’s base annual cash retainer at the end of May of each year and will be based on the closing price of the Company’s Shares on the TSX on May 31 of the same fiscal year.

The level of ownership is expected to be satisfied by each officer or director within five (5) years after first becoming subject to these guidelines, the original policy required officers of the Company to purchase a minimum of 25,000 Common Shares within the first year of their hire and each director was to possess a minimum of 25,000 Common Shares prior to the record date of the Annual General Meeting, in which he/she is to be first elected. Once the officer’s or director’s level of ownership satisfies the applicable guideline, such ownership levels are expected to be maintained for as long as the officer or director remains in their role with the Company. In the event of an increase in an officer’s base salary or a director’s base annual cash retainer, such individual will have five (5) years from the time of the increase to acquire any additional Shares required to meet these guidelines if necessary. Until such time that each individual officer meets the level of ownership of the guideline, that officer shall be awarded one-half (½) of their annual bonus in DSUs.

Executive Compensation Components

The Company’s executive compensation program is comprised of fixed and variable components. The variable components include equity and non-equity incentive plans. Each compensation component has a different function, but all elements are designed to work in concert to maximize Company and individual performance and provide financial incentives to senior executives based on the level of achievement of specific operational and financial objectives.

The compensation of the NEOs includes three major elements: (a) base salary, (b) short-term incentive plan consisting of an annual, discretionary cash bonus, and (c) long-term equity incentives, consisting of stock options granted under the Omnibus Incentive Plan and any other equity plan that may be approved by the Board. These three principal elements of compensation are described in more detail below.

The following table summarizes the compensation components of the Company’s executive compensation program, including the objectives of each component and the criteria impacting each component’s value:

Component	Key Feature	Form	Criteria	Objectives	Performance Link

Base Salary	• Fixed Pay Rate • Individual salary recommendations based on competitive assessment and economic outlook, leadership, retention and succession candidates • Performance period: 1 year	• Cash	• Reference Group data • Individual contribution and performance	• Attract and retain top talent Recognize level of responsibilities, individual experience and contribution to the Company’s performance	• None
Short-Term Incentive (STIPS)	• Annual award based on achievement of pre-determined corporate annual targets • Performance period: 1 year	• Cash	• Board approved balanced scorecard	• Motivate executives to attain and exceed the Company’s annual goals and financial targets	• Payout conditional upon achievement of pre-determined financial metrics
Long-Term Incentives (LTIP)	• Stock options • Vesting over variable time horizons up to 5 years	• Stock options	• Time-based • Share price	• Align executives with shareholder value creation Support retention with vesting conditions	• Requires shareholder value creation to generate compensation value

Base salary

Base salaries are intended to provide an appropriate level of fixed compensation that will assist in employee retention and recruitment. Base salaries will be determined on an individual basis, taking into consideration the past, current and potential contribution to our success, the position and responsibilities of each senior executive and competitive industry benchmarks for other medical cannabis companies of comparable size and other companies of similar size in comparable industries. Base salaries are set and adjusted to reflect the scope of an executive’s responsibility and prior experience.

Short-Term Incentive Plan (STIP)

The Company’s short-term incentive plan aims to enhance the link between pay and performance by:

•                  Aligning the financial interests and motivations of the Company’s senior executives and employees with the annual financial performance and returns of the Company;

•                  Motivating senior executives and employees to work towards common annual performance objectives; and

•                  Providing total cash compensation that is at or higher than the median of the Reference Group in cases where superior financial performance and returns in excess of target objectives are attained;

The following table shows the percentage breakdown of STIPs for the fiscal year ended May 31, 2018:

Name	Position	Maximum annual bonus (1)

Vic Neufeld	Chief Executive Officer	50%
Carl Merton	Chief Financial Officer	40%
Cole Cacciavillani	Co-Founder and Vice-President — Growing Operations	35%
John Cervini	Co-Founder and Vice-President — Infrastructure & Technology	35%
Megan McCrae	Vice President of Marketing	30%

(1)         As a percentage of base salary. Maximum annual bonuses for the NEOs were revised for fiscal 2019. For further disclosure see “Changes to Compensation for fiscal 2019.”

Category	Percentage weighting
Sales	35
Adjusted EBITDA	15
Incremental headcount	15
Patients eligible to order	15
Operational metrics	20

Performance Measures and Targets

Performance measures, targets and payout levels for STIP are reviewed and approved annually by the Board on the recommendation of the CNG Committee. For fiscal 2018, in January 2018 the Board approved elimination of the original bonus plan and substitution of a balanced scorecard comprised of the following financial measures to be achieved for all employees:

•                  Annual gross sales (“AGS”) measured against budgeted AGS target;

•                  Annual adjusted EBITDA as measured against budgeted adjusted EBITDA target;

•                  Incremental employee headcount;

•                  Year-end patients eligible to order; and,

•                  Achievement of certain operational targets measured on a board approved scale.

For each of the financial measures, the percentage portion represented by such measure is the maximum that may be received.

In consideration of this year’s achievements, our bonus-eligible employees all received annual incentive payout at 62.5% of targets, based on the Board approved balanced scorecard. We believe that these performance measures, which are based on internal budgets, continue to be appropriate as they ensure that goals are sufficiently challenging but attainable without encouraging short-term risk-taking at the expense of long-term results.

Long-Term Incentive Plan (LTIP)

The purpose of the equity incentive component of the Company’s executive compensation program, namely the long-term incentive plan (the “Long-Term Incentive Plan” or “LTIP”), is to assist and encourage senior executives and key employees of the Company and its subsidiaries to work towards and participate in the growth and development of the Company and to assist the Company in attracting, retaining and motivating its senior executives and key employees. The LTIP is designed to:

•                  Recognize and reward the impact of longer-term strategic actions undertaken by senior executives and key employees;

•                  Align the interests of the Company’s senior executives and key employees with its shareholders;

•                  Focus senior executives and key employees on developing and successfully implementing the continuing growth strategy of the Company;

•                  Foster the retention of senior executives and key management personnel; and

•                  Attract talented individuals to the Company.

Types of Equity Incentives Awarded

The LTIP allows the Board to grant to senior executives DSUs, stock options and, beginning in fiscal 2019 such other awards as further set out in the Omnibus Incentive Plan of the Company, assuming the Omnibus Incentive Plan is approved at the AGM.

Performance Measures and Weightings

The LTIP awards help to achieve the Company’s compensation objectives by bringing the total compensation received by the Company’s senior executives to the median to 75th percentile of the Reference Group if the Company achieves its goals. Through the use of time vesting for long-term compensation, the LTIP awards help to achieve the Company’s objective of ensuring the retention of senior executives.

To encourage a long-term view of performance and to align the interests of senior executives with the interests of shareholders, Options granted to senior executives have different terms of years and variable time horizon vesting periods. The Board also has the ability to award RSUs and DSUs as further described in the Omnibus Incentive Plan to Eligible Participants, at its discretion, and subject to TSX rules, assuming the Omnibus Incentive Plan is approved at the AGM.

The Company does not have any equity compensation plans, under which equity securities are authorized for issuance, not previously approved by shareholders.

Pension Benefits and Nonqualified Deferred Compensation

The senior executives do not benefit from pension plan participation as the Company does not currently have a company-sponsored pension plan. Moreover, none of the senior executives participate in a nonqualified deferred compensation plan. The Company does not have any equity compensation plans, under which equity securities are authorized for issuance, not previously approved by shareholders.

Other Perquisites and Benefits

While the senior executives receive a car allowance and some receive a gas allowance, perquisite and personal benefits are not a significant element of the compensation awarded to senior executives.

Employment Agreements

Aphria currently has employment agreements in place with each of its NEOs, each of which is discussed further below under the heading “Employment Agreements, Termination and Change of Control Benefits”. As noted below under the heading “Termination and Change of Control Benefits” there are certain circumstances that trigger payments or the provision of other benefits to an NEO upon termination and change of control.

Competitive Compensation Review

The CNG Committee reviews the individual salaries of the senior executives and makes adjustments when required to ensure that compensation remains market competitive and reflects individual performance, competencies, responsibilities and experience. The Committee also takes into account the senior executive’s value to the Company and retention risk. Other than the CEO, any increases in base salary for the senior executives, are at the sole discretion of the CEO with significant input from the CNG Committee. The compensation of the CEO is at the sole discretion of the Board, with significant input from the CNG Committee.

Benchmarking Practices

To meet the Company’s objectives of providing market competitive compensation opportunities, the Company’s senior executive compensation plans are benchmarked against market compensation data gathered from organizations of comparable size, complexity and geographical scope, as well as other companies with which the Company competes for executive talent.

As part of this benchmarking process, the CNG Committee reviews compensation data gathered from proxy circulars of other publicly-traded companies (the “Reference Group”). This involved the determination of an appropriate market compensation group composed of 12 companies, including appropriate benchmarking with reference to a relevant range of revenue, market cap and total enterprise value, and analysis of the senior executives’ total compensation, including an analysis of the Company’s short-term and long-term incentive plans, and an overview of current and emerging governance and executive compensation trends. Hugessen also provided analytical and advisory support on other matters related to executive compensation.

In addition, the Committee considers information gathered from annual compensation planning surveys from outside consulting firms related to determining annual salary increases for senior executives. As provided in its mandate, the CNG Committee has the authority to retain and obtain advice from independent compensation consultants with regards to executive compensation and approve their fees. Following the graduation of the Company to the TSX on March 22, 2017, and as the Company has

continued to grow rapidly in size and complexity, to the Board continues to engage outside independent compensation consultants to assist with the assessment of and compilation of appropriate benchmarking data in connection with the establishment of appropriate compensation for the senior executives for fiscal 2019 and thereafter.

The Chair of the CNG Committee, in consultation with the CFO, identified the following companies as being part of the Reference Group:

Company	HQ	Industry
Corcept Therapeutics Incorporated	Menlo Park, CA	Pharmaceuticals
Canopy Growth Corporation	Smith Falls, ON	Medical Marijuana
MGP Ingredients, Inc.	Atchison, KS	Distillers and Vintners
MedReleaf Corp.	Markham, ON	Pharmaceuticals (MMJ)
Amplify Snack Brands, Inc.	Austin, TX	Packaged Foods and Meats
Clearwater Seafoods Incorporated	Bedford, NS	Packaged Foods and Meats
Corby Spirit and Wine Limited	Toronto, ON	Distillers and Vintners
Andrew Peller Limited	Grimsby, ON	Distillers and Vintners
Merus Labs International Inc.	Toronto, ON	Pharmaceuticals
Cipher Pharmaceuticals Inc.	Mississauga, ON	Pharmaceuticals
Village Farms International, Inc.	Delta, BC	Agricultural Products
Ten Peaks Coffee Company Inc.	Burnaby, BC	Packaged Foods and Meats

The industry sector is considered relevant in the selection of companies comprising the Reference Group, as the Company may be in competition with these organizations for customers, revenue, executive talent and capital. Market cap and revenue size, which are used as a proxy for the level of complexity, job scope and responsibility associated with senior executive positions, are also considered relevant in selecting the companies in the Reference Group given the correlation between pay level and company size.

In 2017, the Company engaged the Hugessen group to determine certain criteria for establishing the Reference Group, and the same criteria have been upheld for fiscal 2018, although the companies included therein have changed. As part of the assessment of a Reference Group by the Company, the following criteria were considered:

•                  In recognition of the lack of publicly traded, revenue-generating and profit generating medical cannabis companies, the Reference Group included companies that are in related, but not directly comparable, industries (e.g., pharmaceuticals, distillers and vintners, packaged foods)

•                  The region where the Company primarily conducts business and competes for talent is in Canada, such that the companies comprising the Reference Group were headquartered primarily in Canada and listed on a Canadian stock exchange, however, a few examples of U.S.-listed companies were included to provide balance to the group from a company size perspective, with the goal of having the Company’s size positioned near median relative to the Reference Group

•                  The main factors that were assessed in arriving at an appropriate mix of companies were revenue, ability (or lack thereof) to generate profit, market capitalization and enterprise value, generally in range of 50% to 200% of the Company’s, which in the case of revenue was estimated on a pro forma basis as at fiscal year 2020 to recognize the significant expected growth in the medical cannabis industry in the coming years.

•                  Companies with comparable compensation structures vis-à-vis the compensation elements that make up total compensation.

Risk management principles of compensation programs

In terms of assessing and managing risk the role of the CNG Committee includes reviewing each of the components of an executive’s compensation to ensure there is an overall balance among long-term and short-term incentives commensurate with Aphria’s corporate strategy and goals. The mandate of the CNG Committee includes an annual review of Aphria’s compensation policies and practices to confirm that they remain aligned with Aphria’s risk management principles and to ensure that they do not encourage inappropriate or excessive risk. Aphria’s compensation policies and practices incorporate features, including significant weighting on long-term incentives that seek to mitigate risk related to encouraging the achievement of short-term goals, at the potential expense of long-term sustainability and shareholder value, without diminishing the incentive nature of the compensation, and to encourage and reward prudent business judgment and appropriate risk-taking over the long term to increase shareholder value. The variable elements of the compensation program (short-term and long-term incentives) represent a significant proportion of overall compensation that is sufficient to motivate senior executives to produce superior short-term and long-term corporate results, while the fixed compensation element (base salary) is high enough to discourage senior executives from taking unnecessary or excessive risks. The long-term incentive plan vesting conditions are designed to encourage a long-term view of performance and to align the interests of senior executives with shareholder interests, by being valuable only if the Company’s stock price increases over time. The vesting of stock options over various time horizons mitigates against taking short-term risks and aligns senior executives with longer-term shareholder interests.

The CNG Committee may adjust the relevant weighting of various components of an executive’s compensation based on its review, and, if required, amend or supplement specific components as appropriate. Finally, the Chairs of the Audit Committee and the CNG Committee each is a member of the other’s committee to ensure the alignment of policies for the assessment of risks.

Performance Graph

The graph below compares the performance of Aphria since inception in 2014 (with all dividends and distributions reinvested) to the S&P/TSX Composite Index, each starting with an investment of $100 at the beginning of fiscal 2014:

The Company’s total shareholder return since inception has shown a significant upward trend. For the fiscal year ended May 31, 2018, the CNG Committee desire is to base more of the compensation of the senior executives on long-term performance to align their interests with those of the shareholders.

The CNG Committee will continue to use discretion and judgement when determining actual compensation levels. In this regard, individual compensation may be positioned at, above or below median of the Reference Group, based on individual experience and performance or other criteria deemed important by the CNG Committee. Relative to the Reference Group, for fiscal 2019 the Company’s senior executives’ total direct compensation opportunity was positioned to be at or above the market median.

Total compensation may fluctuate year over year, not always following the trend in total shareholder returns, due to the following factors:

•      Senior executives’ base salary adjustments are generally made to remain competitive with the Reference Group and to reflect any changes in the scope of the executives’ responsibilities;

•      Short-term incentive payouts are not directly linked to total shareholder return but rather they are based on underlying financial measures (i.e. the balanced scorecard); and,

•      While long-term incentive grants are typically made at market-competitive target levels, occasional one-time stock option grants may cause significant year-over-year fluctuations in total compensation. That said, the value ultimately realized from the long-term incentive awards depends on share price performance.

Option-based Awards and Share-based Awards

The Omnibus Incentive Plan

The Omnibus Incentive Plan is intended to provide senior executives with the promise of longer term rewards which appreciate in value with the favourable future performance of the Company. The Board believes that the Omnibus Incentive Plan provides a method of retention and motivation for the senior executives of the Company and also aligns senior management’s objectives with long-term stock price appreciation.

For more information on the Omnibus Incentive Plan see “Business of the Meeting — Approval of Omnibus Incentive Plan”.

Changes to Compensation for Fiscal 2018

Effective June 1, 2018, the following adjustments to executive compensation were made:

NEO	Base salary	STIP — Base	LTIP

Vic Neufeld CEO and Director	Base salary of $400,000(1)	Target bonus of 50%	To be determined by the CNG Committee prior to the AGM
Carl Merton CFO	Base salary increased to $275,000	Target bonus of 40%	To be determined by the CNG Committee prior to the AGM
Cole Cacciavillani Co-Founder & VP — Growing Operations and Director	Base salary increased to $230,000	No change	To be determined by the CNG Committee prior to the AGM
John Cervini Co-Founder & VP — Infrastructure & Technology and Director	Base salary increased to $230,000	No change	To be determined by the CNG Committee prior to the AGM
Megan. McCrae Director of Marketing	Base salary increased to $200,000	No change	No change

Commitment to Competitive Compensation

Looking ahead to fiscal 2019, we plan to continue to build on our strong foundation of sound and effective practices in executive compensation. We will continue to conduct periodic compensation analyses and monitor the evolution of best practices, and implement those which enable and encourage superior performance. We will continue to benchmark our executive compensation program against our peers in the Reference Group and elsewhere to ensure that we provide competitive compensation to our senior executives.

Summary compensation table

The following table provides a summary of the compensation earned by the NEOs for services rendered in all capacities during the three most recent fiscal years.

	Fiscal year	Salary, consulting fee, retainer or commission		Share-based awards	Option- based awards (9)	Non-equity incentive plan compensation
Name and principal position						Annual Incentive Plan (10)		Long-Term Incentive Plans (12)	All other compensation		Total compensation
		($)		($)	($)	($)		($)	($)		($)
VIC NEUFELD (1)	2018	360,168		1,450,550	860,967	118,733		—	34,500	(13)	2,824,918
CEO and Director	2017	235,385		—	1,895,000	108,000		—	84,500	(14)	2,322,884
	2016	174,415	(5)	—	65,000	26,462		—	18,768	(15)	284,645
CARL MERTON (2) CFO	2018	225,138		476,300	308,528	94,060	(11)	—	—		1,104,026
	2017	210,000		—	265,000	63,000		—	5,125		543,125
	2016	120,048	(6)	—	170,000	11,359		—	—		301,407
COLE CACCIAVILLANI (3) Co-Founder & VP — Growing Operations and Director	2018	199,407		389,700	369,506	39,375		—	—		997,988
	2017	139,231		—	265,000	42,000		—	14,500	(16)	460,731
	2016	139,115	(7)	—	26,000	13,912		—	—		179,027
JOHN CERVINI (4) Co-Founder & VP —Infrastructure & Technology and Director	2018	187,407		389,700	369,506	39,375		—	12,000	(17)	1,009,988
	2017	139,231		—	265,000	42,000		—	14,500	(16)	460,731
	2016	139,115	(7)	—	26,000	13,912		—	—		179,027

Megan McCrae — VP— Marketing	2018	178,127		—	744,394	19,521		—	—		942,042
	2017	107,692	(8)	—	219,400	20,073		—	—		347,435
	2016	—		—	—	—		—	—		—

Notes:

(1)                  Mr. Neufeld was appointed President and Chief Executive Officer on June 3, 2014. Mr. Neufeld did not receive any compensation in his role as a director. The Board approved an increase to Mr. Neufeld’s base salary, effective December 1, 2017 to an annual salary of $400,000.

(2)                  Mr. Merton was elected as a Director on December 2, 2014. Mr. Merton resigned as a Director on December 15, 2015. Mr. Merton was appointed Chief Financial Officer on December 15, 2015. The Board approved an increase to Mr. Merton’s base salary, effective December 1, 2017 to $240,000 per annum.

(3)                  Mr. Cacciavillani did not receive any compensation in his role as a director.

(4)                  Mr. Cervini did not receive any compensation in his role as a director.

(5)                  Mr. Neufeld received a $1,000 signing bonus for executing employment agreement in fiscal 2016.

(6)                  Mr. Merton received $6,462 as director fees prior to resigning as a director. Mr. Merton received a $1,000 signing bonus for executing employment agreement in fiscal 2016.

(7)                  Mr. Cacciavillani and Mr. Cervini each received a $1,000 signing bonus for executing employment agreement in fiscal 2016.

(8)                  Ms. McCrae received a $5,000 signing bonus for executing employment agreement in fiscal 2017.

(9)                  The Company values Options using Black-Scholes option pricing method as described in the Company’s audited financial statements for the year ended May 31, 2018. These amounts represent the fair value of the Options at the grant date.

(10)             All annual incentive amounts related to any fiscal year will be paid in the following fiscal year, unless otherwise noted.

(11)             Mr. Merton received a $50,000 special bonus at the discretion of the CEO during fiscal 2018 in to his entitlement under the 2018 corporate bonus plan.

(12)             All LTIP awards to our NEOs were in the form of deferred share units.

(13)             Represents cash cost to Company of Mr. Neufeld’s leased corporate vehicle and insurance.

(14)             Represents cash cost to Company of Mr. Neufeld’s leased corporate vehicle and insurance and $50,000 retroactive payment for wages received in fiscal 2017 that related to fiscal 2016.

(15)             Represents cash cost to Company of Mr. Neufeld’s leased corporate vehicle and insurance.

(16)             Represents cash cost to Company of Mr. Cacciavillani and Mr. Cervini’s retroactive wages paid in fiscal 2017 that relate to fiscal 2016.

(17)             Represents cash cost to Company of Mr. Cervini’s leased corporate vehicle and insurance.

Outstanding Share-Based Awards and Option-Based Awards Table

The following table discloses the particulars of the option-based awards granted to NEOs of the Company during the fiscal year-ended May 31, 2018.

	Option Based Awards					Share-based Awards (2)
		Number of						Market or
		securities				Number of	Market or	payout value
		underlying			Value of	shares or	payout value	of vested
		unexercised			Unexercised	units of	of share-	share-based
	Date of	options and	Option	Option	In-The-	shares that	based awards	awards not
Name and	issue or	percentage	exercise	expiration	Money	have not	that have not	paid out or
position	grant	of class	price	date	Options (1)	vested	Vested (1)	distributed
			($)		($)	(#)		($)
VIC NEUFELD	06/01/17	100,000	5.44	06/01/22	608,000	—	—	—
CEO and Director	07/11/17	250,000	5.24	07/11/20	1,570,000
CARL MERTON	06/01/17	50,000	5.44	06/01/22	304,000	—	—	—
CFO	07/11/17	75,000	5.24	07/11/20	471,000
COLE CACCIAVILLANI	06/01/17	50,000	5.44	06/01/22	304,000	—	—	—
Co-Founder & VP — Growing Operations and Director	07/11/17	100,000	5.24	07/11/20	628,000
JOHN CERVINI	06/01/17	50,000	5.44	06/01/22	304,000	—	—	—
Co-Founder & VP — Infrastructure & Technology and Director	07/11/17	100,000	5.24	07/11/20	628,000
MEGAN MCCRAE	07/17/17	35,000	5.24	07/17/20	219,800	—	—	—
VP — MARKETING	12/18/17	100,000	14.06	12/18/20	—

Notes:

(1)                  Based on the closing price for the Common Shares on the TSX Exchange of $11.52 on May 31, 2018.

(2)                  All LTIP awards to our NEOs in the form of stock options and disclosed under the column “Option-based awards” and all LTIP awards in the form of deferred share units were disclosed under the column “Share-based Awards”.

Incentive Plan Awards — Value Vested or Earned During the Year — NEOs

Exercise of stock options by NEOs

During the year, the NEOs exercised the following vested options:

EXERCISE OF COMPENSATION SECURITIES BY NEOS

	Number of
	underlying				Difference
	securities issued				between exercise
	upon exercise of				price and closing
	outstanding		Date of	Closing price on	price on date of	Total value on
Name and position	options	Exercise price	exercise	date of exercise	exercise	exercise date
	(#)	($)		($)	($)	($)
VIC NEUFELD	—	—	—	—	—	—
CEO and Director
CARL MERTON	—	—	—	—	—	—
CFO
COLE CACCIAVILLANI	500,000	0.60	01/16/18	21.65	21.05	10,825,000
Co-Founder & VP — Growing Operations and Director	20,000	1.30	01/16/18	21.65	20.35	433,000
	33,333	1.40	01/16/18	21.65	20.25	721.659
	33,333	3.90	01/16/18	21.65	17.75	721.659
	16,666	5.44	01/16/18	21.65	16.21	360,819
	100,000	5.24	01/16/18	21.65	16.41	2,165,000
JOHN CERVINI	500,000	0.60	01/16/18	21.65	21.05	10,825,000
Co-Founder & VP — Infrastructure & Technology and Director	20,000	1.30	01/16/18	21.65	20.35	433,000
	33,333	1.40	01/16/18	21.65	20.25	721,659
	33,333	3.90	01/16/18	21.65	17.75	721,659
	16,666	5.44	01/16/18	21.65	16.21	360,819
	100,000	5.24	01/16/18	21.65	16.41	2,165,000
MEGAN MCCRAE	—	—	—	—	—	—
VP - Marketing

NEO Share Ownership

The table below summarizes the NEO’s share ownership levels as at May 31, 2018, based on fiscal 2019 compensation. All of the NEOs are currently in compliance with the ownership requirement of the Minimum Share Ownership Policy described in this Circular on page 28:

		Actual Ownership			Total
		($/#)			Ownership
	Annual Base Salary	Deferred Share	Common Shares Beneficially	Total	as a Multiple	Ownership	Meets
Name	($)	Units	Owned	Ownership	Base Salary	Requirements	Requirement
VIC NEUFELD CEO and Director	400,000	771,840/67,000	22,1791,940/1,925,342	22,951,780/1,992,342	57.4 x	3 x	Yes
CARL MERTON CFO	275,000	253,440/22,000	860,890/ 74,730	1,114,330/ 96,730	4.1 x	1.0 x	Yes
COLE CACCIAVILLANI VP — Growing Operations and Director	225,000	207,360/18,000	81,734,204/7,094,983	81,941,564/7,112,983	364.2 x	0.5 x	Yes
JOHN CERVINI VP — Infrastructure & Technology and Director	225,000	207,360/18,000	111,549,519/9,683,118	111.756.879/9,701,118	496.7 x	0.5 x	Yes
MEGAN MCCRAE, Director of Marketing	200,000	Nil	Nil	Nil	0 x	N/A	N/A

NEOs subject to the Minimum Share Ownership Policy are expected to retain Common Shares acquired under the Company’s Long-Term Incentive Plan until the share ownership requirement is achieved, except as required to cover the tax liability associated with the exercise of Options.

Employment agreements, Termination and Change of Control Benefits

Aphria currently has employment agreements in place with each of its NEOs.

Mr. Neufeld — Chief Executive Officer

On June 1, 2016 the Company entered into a new employment agreement with Mr. Neufeld for an indefinite term setting forth the terms and conditions of his employment, which provides for his base salary, currently in the amount of $240,000 per annum, a monthly car allowance of $1,500, a monthly gas allowance of up to $250, annual bonus of up to 45% of his base salary, to be approved by the Board, and stock options pursuant to the Company’s Option Plan or any other equity plan as may be approved by the Board. Mr. Neufeld’s employment agreement also includes, among other things, provisions regarding confidentiality, non-competition and non-solicitation as well as eligibility for the Company’s benefit plans. In the event that Mr. Neufeld is terminated without cause, he will be entitled to a payment equal to nine months’ base salary, plus one additional month per year of service, up to eighteen months’ base salary. In the event Mr. Neufeld is terminated without cause within two years following a Change of Control (as defined in his employment agreement), he will be entitled to receive a lump sum payment equal to two times (2x) his nine months’ base salary, plus one additional month per year of service, up to eighteen months base salary and two times (2x) the amount of annual bonus, if any, paid in the immediately preceding fiscal year. Effective December 1, 2018, the Board approved an increase in base salary to $400,000 per annum and an increase in bonus to 50% of his base salary.

Mr. Merton — Chief Financial Officer

On June 1, 2016 the Company entered into a new employment agreement with Mr. Merton for an indefinite term setting forth the terms and conditions of his employment, which provides for his base salary in the amount of $210,000 per annum, a monthly car allowance of $1,000, a monthly gas allowance of up to $500, annual bonus of up to 40% of his base salary, to be approved by the Board, and stock options pursuant to the Company’s Option Plan or any other equity plan as may be approved by the Board. Mr. Merton’s employment agreement also includes, among other things, provisions regarding confidentiality, non-competition and non-solicitation as well as eligibility for the Company’s benefit plans. In the event that Mr. Merton is terminated without cause, he will be entitled to a payment equal to nine months’ base salary, plus one additional month per year of service, up to eighteen months’ base salary. In the event Mr. Merton is terminated without cause within two years following a Change of Control (as defined in his employment agreement), or one year following a change in the position of the CEO, he will be entitled to receive a lump sum payment equal to two times (2x) his nine months’ base salary, plus one additional month per year of service, up to eighteen months base salary and two times (2x) the amount of annual bonus, if any, paid in the immediately preceding fiscal year. Effective June 1, 2018, Mr. Merton’s base salary increased to $275,000 per annum.

Mr. Cacciavillani — Co-Founder and Vice-President — Growing Operations

On June 1, 2016 the Company entered into a new employment agreement with Mr. Cacciavillani for an indefinite term setting forth the terms and conditions of his employment, which provides for his base salary in the amount of $140,000 per annum, a monthly car allowance of $750, annual bonus of up to 35% of his base salary, to be approved by the Board, and stock options pursuant to the Company’s Option Plan or any other equity plan as may be approved by the Board. Mr. Cacciavillani’s employment agreement also includes, among other things, provisions regarding confidentiality, non-competition and non-solicitation as well as eligibility for the Company’s benefit plans. In the event that Mr. Cacciavillani is terminated without cause, he will be entitled to a payment equal to nine months’ base salary, plus one additional month per year of service, up to eighteen months’ base salary. In the event Mr. Cacciavillani is terminated without cause within two years following a Change of Control (as defined in his employment agreement), he will be entitled to receive a lump sum payment equal to two times (2x) his nine months’ base salary, plus one additional month per year of service, up to eighteen months base salary and two times (2x) the amount of annual bonus, if any, paid in the immediately preceding fiscal year. Effective June 1, 2018, Mr. Cacciavillani’s base salary increased to $225,000 per annum.

Mr. Cervini — Co-Founder and Vice-President — Infrastructure & Technology

On June 1, 2016 the Company entered into a new employment agreement with Mr. Cervini for an indefinite term setting forth the terms and conditions of his employment, which provides for his base salary in the amount of $140,000 per annum, a monthly car allowance of $750, annual bonus of up to 35% of his base salary, to be approved by the Board, and stock options pursuant to the Company’s Option Plan or any other equity plan as may be approved by the Board. Mr. Cervini’s employment agreement also includes, among other things, provisions regarding confidentiality, non-competition and non-solicitation as well as eligibility for the Company’s benefit plans. In the event that Mr. Cervini is terminated without cause, he will be entitled to a payment equal to nine months’ base salary, plus one additional month per year of service, up to eighteen months’ base salary. In the event Mr. Cervini is terminated without cause within two years following a Change of Control (as defined in his employment agreement), he will be entitled to receive a lump sum payment equal to two times (2x) his nine months’ base salary, plus one additional month per year of service, up to eighteen months base salary and two times (2x) the amount of annual bonus, if any, paid in the immediately preceding fiscal year. Effective June 1, 2018, Mr. Cervini’s base salary increased to $225,000 per annum.

Ms. McCrae — Vice President of Marketing

On August 1, 2016, the Company entered into an employment agreement with Ms. McCrae for an indefinite term setting forth the terms and conditions of her employment, which provides for her base salary in the amount of $140,000 per annum, a monthly car allowance of $750, annual bonus of up to 35% of her base salary, to be approved by the Company. Ms. McCrae’s employment agreement also includes, among other things, provisions regarding confidentiality, non-competition, and non-solicitation as well as eligibility for the Company’s benefit plans. In the event Ms. McCrae is terminated without cause, she will be entitled to a payment equal to six months’ notice, using a combination of Base Salary and average bonus earnings based on a three year average. Ms. McCrae is not entitled to any additional compensation in the event of a change in control. Effective June 1, 2018, Ms. McCrae’s base salary increased to $200,000 per annum.

Summary of Termination Benefits

The following table provides details regarding the estimated incremental payments from the Company to each of the NEOs in the event of a change of control, termination without cause and assuming the event took place as of the date hereof:

		Base Salary(1)	Bonus	Total
Name	Triggering Event	($)	($)	($)
VIC NEUFELD	Termination without cause(2)	433,000	216,500	649,500
CEO and Director	Termination following a Change of Control	866,000	433,000	1,299,000
CARL MERTON	Termination without cause(3)	275,000	110,000	385,000
CFO	Termination following a Change of Control	550,000	220,000	770,000
	Termination without cause (new CEO)	550,000	220,000	770,000
COLE CACCIAVILLANI	Termination without cause(4)	262,500	92,000	354,500
VP — Growing Operations and Director	Termination following a Change of Control	525,000	184,000	709,000
JOHN CERVINI	Termination without cause(4)	262,500	92,000	354,500
VP — Infrastructure & Technology and Director	Termination following a Change of Control	525,000	184,000	709,000
MEGAN MCCRAE, Vice-	Termination without cause(5)	133,000	40,000	173,000
President of Marketing	Termination following a Change of Control	133,000	40,000	173,000

(1) Calculation of Termination Benefits are based on the base salaries, annual bonuses and years of service for fiscal 2019.

(2) Mr. Neufeld, on termination without cause in 2019, would be entitled to 13 months compensation.

(3) Mr. Merton, on termination without cause in 2019, would be entitled to 12 months compensation.

(4) Mr. Cacciavillani and Mr. Cervini, on termination without cause in 2019, would be entitled to 14 months compensation.

(5) Ms. McCrae, on termination without cause in 2019, would be entitled to 8 months compensation.

COMPENSATION OF DIRECTORS

The Company’s director compensation program is designed (i) to attract and retain highly qualified individuals to serve on the Board and its committees, (ii) to align the interests of the directors with the long-term interests of the Company’s shareholders, and (iii) to provide appropriate compensation having regard to the risks and responsibilities related to being an effective director.

The compensation of the directors, which is only paid to Independent Directors, includes three elements: (a) annual retainer and committee fees, as applicable; and, (b) long-term equity incentives, consisting of DSUs issued under the Omnibus Incentive Plan and any other equity plan that may be approved by the Board. These principal elements of compensation are described below.

Annual retainer

The Board, with assistance from the CNG Committee, reviews Aphria’s approach to director compensation. The CNG Committee considers many factors, including whether compensation fairly reflects the responsibilities and risks involved. The review of Aphria’s director compensation includes benchmarking against other medical marijuana companies in Canada and other similar or comparable companies with respect to Total Enterprise Value (TEV), market cap and revenue. Annual retainers have been intended to provide an appropriate level of fixed compensation that will assist in director retention and recruitment. The CNG Committee retained an independent external consultant to provide data and advice to the CNG Committee in regard to the appropriateness of its director compensation policy as well as the different levels of compensation, particularly in light of the number of meetings and the amount of time required to be spent by the directors to fulfill their board and committee obligations. The CNG

Committee engaged Hugessen to advise in regard to the directors’ compensation for fiscal 2018 and the Board has approved increased compensation for Directors in fiscal 2018 and fiscal 2019 as further described below.

Annual retainers were paid in fiscal 2018 to the Independent Directors on the following basis:

Type of Compensation	Annual Compensation
Board Retainer	40,000	(1)
Deferred share units	32,000	(1)
Audit Committee Chair Retainer	15,000	(1)
CNG Committee Chair Retainer	15,000	(1)
Member of more than one committee	7,500	(1)
Per meeting fee for more than 10 Board meetings (to a maximum of 10 additional meetings)	1,500	(1)

(1) Annual cash retainers were effective December 1, 2017.

Independent Directors are reimbursed for travel and other out-of-pocket expenses incurred in attending Board or committee meetings as well as annual shareholders’ meetings.

Currently, the Directors do not benefit from pension plan participation. Perquisites and personal benefits are not available to the Directors. The CNG Committee, has established an appropriate comparator group for purposes of setting the future compensation of the Directors.

Minimum Share Ownership Requirements

The Independent Directors are also subject to the Minimum Share Ownership Policy as further discussed above on page 28 of this Circular.

Director Compensation Table

The following table provides information regarding compensation earned by the Company’s Independent Directors for the fiscal year ended May 31, 2018

		Committee
		or
	Annual Base Cash	Committee	Share	Option-	Non-equity
Name and	Retainer &	Chair Cash	Based	based	incentive plan	All other	Total
principal position	Committee fees	Retainer	Awards	awards	compensation	compensation	compensation
	($)	($)	($)	($)	($)	($)	($)
DENNIS STAUDT	55,231	30,000	203,171	—	—	—	288,402
PHILIP WADDINGTON	48,384	—	203,171	—	—	—	251,555
RENAH PERSOFSKY(1)	37,106	12,000	189,193	149,199	—	—	387,498
SHAWN DYM (1)	28,202	—	189,193	149,199	—	—	366,594

Notes:

(1)                                 Ms. Persofsky and Mr. Dym joined the Board on October 25, 2017 and their compensation is pro-rated for the year from their start date.

Outstanding Share-Based Awards and Option-Based Awards Table

The following table discloses the particulars of the option-based awards granted to the Independent Directors of the Company during the fiscal year-ended May 31, 2018.

	Option Based Awards					Share-based Awards
								Market or
						Number of	Market or	payout value
		Number of			Value of	shares or	payout value	of vested
		securities			Unexercised	units of	of share-	share-based
	Date of	underlying	Option	Option	In-The-	shares that	based awards	awards not
Name and	issue or	unexercised	exercise	expiration	Money	have not	that have not	paid out or
position	grant	options	price	date	Options (1)	vested	vested	distributed
			($)		($)	(#)		($)
DENNIS STAUDT	—	—	—	—	—	—	—	92,160
PHILIP	—	—	—	—	—	—	—	92,160
WADDINGTON
RENAH	10/25/17	37,000	6.90	10/25/22	170,940	—	—	92,160
PERSOFSKY
SHAWN DYM	10/25/17	37,000	6.90	10/25/22	170,940	—	—	92,160

Notes:

(1)                  Based on the closing price for the Common Shares on the TSX Exchange of $11.52 on May 31, 2018.

Exercise of stock options by Independent Directors

The following tables sets forth information concerning the exercise of vested options by the Independent Directors during the fiscal year-ended May 31, 2018, including:

•                  The number of securities to be issued upon the exercise of outstanding options, warrants and rights;

•                  The weighted-average exercise price of such outstanding options, warrants and rights; and,

•                  The number of securities remaining available for future issuance under the applicable plan, other than securities to be issued upon the exercise of such outstanding options, warrants and rights.

EXERCISE OF COMPENSATION SECURITIES BY INDEPENDENT DIRECTORS

Number of
underlying
	securities to be				Difference
	issued upon				between exercise
	exercise of			Closing price	price and closing	Total value on
	outstanding	Exercise price	Date of	date of exercise	price on date of	exercise date
Name and position	options (#)	($)	exercise	($)	exercise ($)	($)
DENNIS STAUDT	N/A	N/A	N/A	N/A	N/A	N/A
PHILIP WADDINGTON	N/A	N/A	N/A	N/A	N/A	N/A
RENAH PERSOFSKY	N/A	N/A	N/A	N/A	N/A	N/A

EXERCISE OF COMPENSATION SECURITIES BY INDEPENDENT DIRECTORS

Number of
underlying
	securities to be				Difference
	issued upon				between exercise
	exercise of			Closing price	price and closing	Total value on
	outstanding	Exercise price	Date of	date of exercise	price on date of	exercise date
Name and position	options (#)	($)	exercise	($)	exercise ($)	($)
SHAWN DYM	N/A	N/A	N/A	N/A	N/A	N/A

Notes: none

Directors’ and Officers’ Liability Insurance

The Company maintains directors’ and officers’ liability insurance (“D&O Insurance”) for its directors and officers. The D&O Insurance insures the Company and its directors and officers against liability arising from wrongful acts of the Company’s directors and officers in their capacity as directors and officers of the Company, subject to limitations, if any, contained in the Business Corporations Act (Ontario), and has an aggregate policy limit of $50,000,000. No portion of the D&O Insurance is directly paid by any director or officer of the Company.

Indebtedness of directors and officers

No individual who is, or at any time during the most recently completed fiscal year of the Company was, a director or executive officer of the Company, nor any proposed nominee for election as a director of the Company, nor any associate of any of the foregoing is, or at any time since the beginning of the most recently completed fiscal year of the Company has been, indebted to the Company or any of its subsidiaries (other than in respect of amounts which would constitute routine indebtedness) or was indebted to another entity, which such indebtedness is, or was at any time since the beginning of the most recently completed fiscal year of the Company, the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries, except for Mr. Gary Leong in the amount of $170,000, for a period of three months.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following sets forth information in respect of securities authorized for issuance under the Company’s equity compensation plan as at May 31, 2018 (the last fiscal year end of the Company):

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights		Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans
Equity compensation plans approved by Shareholders	9,124,655	(1)	$7.46	11,892,337
Equity compensation plans not approved by Shareholders	—		$—	—
Total	9,124,655		$7.46	11,892,337

Notes:

(1)         Includes an aggregate of 8,118,481 Options outstanding and unexercised under the Existing Option Plan (or 3.86% of the issued and outstanding Common Shares as of May 31, 2018); an aggregate of 168,460 DSUs outstanding under the Existing DSU Plan (or 0.08% of the issued and outstanding Common Shares as of May 31, 2018); and an aggregate of 837,714 legacy options issued in connection with the Company’s acquisition of Nuuvera (or 0.40% of the issued and outstanding Common Shares as of May 31, 2018).

STOCK OPTION OVERHANG, DILUTION AND BURN RATES

	2018(4)	2017	2016
Burn Rate(1)	4.27%	2.16%	0.97%
Dilution(2)	4.14%	4.27%	7.10%
Overhang(3)	9.92%	9.98%	10.00%

Notes:

(1)         The number of Options and DSUs granted in a fiscal year, expressed as a percentage of the weighted average number of Common Shares - basic outstanding for the fiscal year.

(2)         Total number of Options and DSUs outstanding expressed as a percentage of the total number of Common Shares outstanding as at May 31st of each year.

(3)         Total number of Options and DSUs outstanding plus Options available for issue, expressed as a percentage of the total number of Common Shares outstanding as at May 31st of each year.

(4)         Includes all legacy options available for issuance in connection with the Company’s acquisition of Nuuvera.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

General

The Board and management believe that sound and effective corporate governance is essential to Aphria’s performance. Aphria has adopted certain practices and procedures to ensure that effective corporate governance practices are followed and that the Board functions independently of management. In addition, the CNG Committee reviews the Company’s corporate governance practices and procedures on a regular basis to ensure that they address significant issues of corporate governance. To comply with these various standards and achieve best practices, we have adopted comprehensive corporate governance policies and procedures. Our key policies and documents include the following:

•                  Mandate of the Board

•                  Charters of the Board Committees

•                  Audit Committee

•                  CNG Committee

•                  Code of Business Conduct and Ethics

•                  Whistleblower Policy

•                  Corporate Disclosure Policy

•                  Insider Trading Policy

•                  Delegation of Authority Policy

The following sections set out a description of Aphria corporate governance practices as approved by the Board and in accordance with the requirements set forth in NI 58-101 — Disclosure of Corporate Governance Practices. A copy of our Board Mandate is attached to this Circular as Exhibit “B”.

Board of Directors

Independence

The Board is currently comprised of 7 directors, 3 of whom are independent. Independence is determined in accordance with NI 52-110. For fiscal 2018, the Board has determined that returning directors Shawn Dym and Renah Persofsky are independent within the meaning of NI 52-110 as well as newly nominated directors John Herhalt, Shlomo Bibas and Tom Looney. In addition, the Board has determined that the following director nominees are non-independent — Vic Neufeld, Cole Cacciavillani and John Cervini as a result of their senior management positions with the Company.

Common board memberships

The board has not adopted a policy limiting the number of directors who sit on the board of another public company but believes disclosure of common board memberships is important, See: “Statement of Corporate Governance Practices - Other Public Company Directorships Held”.

Meetings of independent directors

Our Board believes that given its size and structure, it is able to facilitate independent judgment in carrying out its responsibilities. However, to further enhance such independent judgment, the Independent Directors may meet in the absence of senior executive officers or any non-independent directors. As a result of Dennis Staudt’s resignation, the independent directors will appoint a Lead Director after the AGM who is independent of management. The Lead Director in conjunction with the independent directors have opportunities to meet without management present, as required.

During the fiscal year ended May 31, 2018, the Board and the committees met as follows:

Meetings held
Board	25
Audit Committee	5
CNG Committee	5

Attendance

The attendance record of each director is set out below:

Director	Board meetings attended	Audit committee meetings attended	CNG committee meetings attended	Annual General and Special Meeting	Organizational Meeting
Vic Neufeld(1)	20	N/A	N/A	1	1
Cole Cacciavillani	21	N/A	N/A	1	1
John Cervini	22	N/A	N/A	1	1
Dennis Staudt(2)	21	5	5	1	1
Philip Waddington	22	N/A	5	1	1
Renah Persofsky	18	5	5	0	0
Shawn Dym	19	5	N/A	1	1

Notes:

(1)                 Chair of the Board.

(2)                 Lead Director and Chair of the Audit Committee, until his resignation on September 14, 2018.

Chairman of the Board

Mr. Neufeld, serve as Chairman of the Board (the “Chairman”), and is not considered independent due to his position as CEO. The primary functions of the Chairman are to facilitate the operations and deliberations of the Board and the satisfaction of the Board’s responsibilities under its mandate. The Chair’s key responsibilities include duties relating to setting Board meeting agendas, chairing Board and Shareholder meetings, director development, providing input on potential director candidates and communicating with Shareholders and regulators.

Other public company directorships held

The following table sets out the directors and officers of the Company that are, or have been within the last five years, directors, officers or promoters of other reporting issuers:

Name of director, officer or promoter	Name and jurisdiction of reporting issuer	Name of exchange	Position	Period
Vic Neufeld	Reko International Group Inc.	TSX-V	Director	December 2004 — December 2016
	Neptune Technologies & Bioresources Inc.	TSX	Director	July 12, 2016 — August 2017
	Liberty Health Science	CSE	Director	July 2017 - present
Carl Merton	Reko International Group Inc.	TSX-V	Chief Financial Officer	October 2007 — November 2015
	Tetra Bio-Pharma Inc.	TSX-V	Director	July 2017 — Present
John Cervini	Liberty Health Sciences	CSE	Director	July 2017 - present

Board Tenure

Aphria has not adopted a policy which imposes term limits for directors. We believe that it is crucial that directors understand our industry and our business and this requires a certain length of tenure on the Board. Long-term directors accumulate extensive company knowledge while new directors bring new experience and perspectives to the Board. It is important to achieve an appropriate balance of both to ensure an effective Board.

Board and Executive Management Diversity

Aphria recognizes the importance and benefit of having a Board and senior management comprised of individuals who are highly qualified based on their talents and experience, and embrace the benefits of diversity in perspective and background that enhance our Board’s and Aphria’s performance. Aphria does not differentiate by race, colour, ethnicity, religion, gender, sexual orientation, or any other aspect.

While the primary objectives of the CNG Committee are to ensure consideration of individuals who are highly qualified, based on their talents, experience, functional expertise, as well as personal skills, character, and qualities, the CNG Committee will follow a balanced approach in identifying the factors to be considered as new members are added to the team. In particular, the CNG Committee shall consider the level of representation of women and other diverse candidates on the Board when making recommendations for nominees to the Board and monitor the level of female representation on our Board and in senior management positions, with a view to continuing to broaden recruiting efforts to attract and interview qualified female candidates. This commitment extends to, and committing to retention and training to, ensure that our most talented employees are promoted from within our organization.

Currently, Aphria has one woman on the Board, representing approximately 11% of its proposed nine members. Also, while in Fiscal 2018 none of our senior executive officers are women, our full senior management team comprises one-third female representation. As the Company has been successful in recruiting and retaining qualified female senior management members under its existing policies and processes, Aphria has not adopted any specific targets, but will promote its objectives through the initiatives set out in this policy with a view to identifying and fostering the development of a suitable pool of candidates for nomination or appointment over time. The Company shall select candidates that represent a diversity of business understanding, personal attributes, abilities and experience. The CNG Committee will also engage in periodic evaluation of individual Board members to identify strengths and areas for improvements, take measures to ensure that the nominee recruitment and identification process fosters progression of diverse candidates, and make recommendations in respect of diverse representation on the Board.

Assessments

The Board is in the process of developing a peer assessment process for its individual board members. This is an initiative of the CNG Committee for the upcoming year.

Mandate of the Board of Directors

The Board is responsible for supervising the management of Aphria business and affairs and has adopted the written mandate set forth in Exhibit “B”. The Board’s principal responsibilities relate to the stewardship of management and are summarized below:

•                  Strategic planning - the Board reviews and approves Aphria’s strategic planning process and annual strategic plan in light of Management’s assessment of emerging trends, the competitive environment, risk issues and significant business practices and products;

•                  Risk management - the Board reviews management reports on material risks associated with our businesses and operations, the implementation by Management of systems to manage these risks and material deficiencies in the operation of these systems;

•                  Human resources management - the Board with assistance from the CNG Committee reviews Aphria’s approach to human resource management and executive compensation, the extent to which senior management fosters a culture of integrity and succession planning for the Chief Executive Officer and key senior management positions;

•                  Financial corporate governance - the Board with assistance from the CNG Committee reviews Aphria’s approach to corporate governance, director independence, Aphria’s code of ethics and conduct, and policies relating to reputation and legal risk;

•                  Financial information - the Board with assistance from the Audit Committee reviews Aphria’s internal controls relating to financial information, management reports on material deficiencies relating to those controls and the integrity of Aphria’s financial information and systems;

•                  Communications - the Board reviews Aphria’s overall communications strategy, measures for receiving shareholder feedback and compliance with Aphria’s disclosure policy;

•                  Board Committees - the Board establishes committees and their mandates and requires committee chairs to present a report to the board on material matters considered by the committee at the next board meeting;

The mandate of the Board is reviewed and considered by the Board for approval each year.

Position Descriptions

Our Board has adopted a written position description for the Chairman, which sets out the Chair of the Board’s key responsibilities, including, among others, duties relating to setting Board meeting agendas, chairing Board and shareholder meetings, director development and communicating with shareholders and regulators.

Our Board has also adopted a written position description for our lead director. See “Meetings of Independent Directors” above. Our Board has adopted a written position description for the chair of the CNG Committee and the chair of the Audit Committee, each which sets such chair’s key responsibilities, including, among others, duties relating to setting committee meeting agendas, chairing committee meetings and working with the respective committee and management to ensure, to the greatest extent possible, the effective functioning of the committee.

The primary functions of the CEO are to lead the management of Aphria’s business and affairs and lead the implementation of the resolutions and policies of the Board, which include strategic planning, the operational direction of the Company and communicating with Shareholders. Our Board is in the process of developing a written position description for the CEO. This is an initiative of the Board for the upcoming year.

Orientation and continuing education

Aphria does not currently have an orientation or continuing education program for new directors but shall provide an orientation and education program to new Board members and continuing education as necessary.

Nomination of directors

Aphria has a standing CNG Committee which oversees the nomination of directors. Each of the three directors who comprise the CNG Committee in the prior year were independent within the meaning of NI 52-110.

Board committees

The Board had two committees in the fiscal year, Audit Committee and the CNG Committee (each alternatively a “Committee” and collectively, the “Committees”).

The CNG Committee shall review with the Board on an annual basis the current composition of the Board with a view to ensuring that the members of the Board have the independence, expertise, experience, personal qualities and ability to make the necessary time commitment to Aphria in light of the opportunities and risks facing Aphria.

The CNG Committee shall propose to the Board nominees they believe to be qualified to be directors and, in doing so, shall consider both the opportunities and risks facing Aphria and the independence, expertise, experience, personal qualities and ability to make the necessary time commitment of a proposed nominee in order to add value to Aphria.

Audit committee

The Audit Committee in fiscal 2018 consisted of Dennis Staudt, Shawn Dym and Renah Persofsky all of whom were considered “independent”, and all of whom are “financially literate” within the meaning of NI 52-110. Each of the Audit Committee members has an understanding of the accounting principles used to prepare Aphria’s financial statements, experience preparing, auditing, analyzing or evaluating comparable financial statements and experience as to the general application of relevant accounting principles, as well as an understanding of the internal controls and procedures necessary for financial reporting.

The Audit Committee has the primary function of fulfilling its responsibilities in relation to reviewing the integrity of Aphria’s financial statements, financial disclosures and internal controls over financial reporting; monitoring the system of internal control; monitoring Aphria’s compliance with legal and regulatory requirements, selecting the external auditor for shareholder approval; reviewing the qualifications, independence and performance of the external auditor; and reviewing the qualifications, independence and performance of Aphria’s internal auditors, if any. The Audit Committee has specific responsibilities relating to Aphria’s financial reports; the external auditor; the internal audit function, if any; internal controls; regulatory reports and returns; legal or compliance matters that have a material impact on Aphria; and Aphria’s whistleblowing procedures. In fulfilling its responsibilities, the Audit Committee meets regularly with the internal and external auditor and key management members. Information concerning the relevant education and experience of the Audit Committee members can be found in “Business of the Meeting — Election of Directors” in the prior year’s Management Information Circular. The full text of the Audit Committee’s charter is disclosed in Exhibit “C”.

CNG committee

The fiscal 2018 CNG Committee consisted of Dennis Staudt, Philip Waddington and Renah Persofsky, all of whom were consider “independent” within the meaning of NI 52-110. The CNG Committee is charged with reviewing, overseeing and evaluating the governance and nominating policies and the compensation policies of Aphria. In addition, the CNG Committee is responsible for: (i) assessing the effectiveness of the Board, each of its committees and individual directors; (ii) overseeing the recruitment and selection of candidates as directors of the Company; (iii) organizing orientation and education programs for new directors and coordinating continuing director development programs; (iv) considering and approving proposals by the directors to engage outside advisers on behalf of the Board as a whole or on behalf of the independent directors; (v) reviewing and making recommendations to the Board concerning any change in the number of directors composing the Board; (vi) administering any stock option or purchase plan of the Company or any other compensation incentive programs; (vii) assessing the performance of the officers and other members of the executive management team of the Company; and (viii) reviewing and making recommendations to the Board concerning the level and nature of the compensation payable, if any, to the directors and officers of the Company.

Ethical Business Conduct

The Board has adopted a written Code of Conduct and Ethics applicable to all members of the Company, including directors, officers, employees, consultants and contractors, which has been filed with the Canadian securities regulatory authorities under the Company’s profile on SEDAR at www.sedar.com and on the Company’s website under the Investors — Corporate Governance section. Each director, officer, employee, consultant and contractor of the Company must provide an annual certification of compliance with the Code of Conduct and Ethics, confirming compliance with all laws, rules and regulations of the jurisdictions where they carry out their duties and where the Company is conducting its business activities, as well as compliance with all Company policies.

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

There is no indebtedness nor has there been any indebtedness outstanding from Directors or officers of the Company to the Company in fiscal 2018, except as elsewhere disclosed.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

There were no other material interests, direct or indirect, of Directors or officers of the Company, nominees for Director of the Company, any Shareholder who owns more than ten per cent of the Common Shares of the Company (or any Director or executive officer of any such Shareholder), or any known associate or affiliate of such persons, in any transaction during fiscal 2018 or in any proposed transaction which has materially affected or would materially affect the Company or any of their subsidiaries other than as disclosed herein.

INTEREST OF CERTAIN PERSONS AND COMPANIES IN MATTERS TO BE ACTED UPON

Management of the Company is not aware of any material interest of any Director, senior officer, or nominee for Director of the Company, or of any associate or affiliate of any of the foregoing, in respect of any matter to be acted on at the Meeting except as disclosed herein.

ADDITIONAL INFORMATION

The Company will provide to any person or Company, upon request, one copy of any of the following documents: (i) this Circular; (ii) the Company’s most recently filed consolidated annual financial statements, together with the accompanying report of the auditor; and (iii) any interim financial statements of the Company that have been filed for any period after the end of the Company’s most recently completed financial year.

Copies of the above documents will be provided, upon request, by the corporate secretary or investor relations at 245 Talbot St W, Suite 103, Leamington, ON N8H 1N8. Copies of these documents and other information relating to the Company are available on SEDAR at www.sedar.com and on the Company’s website at www.aphria.com. All our news releases are also available on our website.

APPROVAL

The contents and delivery of this management information circular has been approved by the board of directors and a copy has been sent to each shareholder who is eligible to receive notice of and vote his or her shares at the Meeting, as well as to each director and to the auditors.

On behalf of the board of directors,

“Vic Neufeld”

Vic Neufeld
Chair of the Board of Directors and Chief Executive Officer

Exhibit “A”

Omnibus Incentive Plan Resolution

RESOLUTION APPROVING

THE OMNIBUS INCENTIVE PLAN

OF THE COMPANY

WHEREAS:

1.                                      The Board of Directors of Aphria Inc. (the “Company”) has adopted, effective as of September 24, 2018, an omnibus long-term incentive plan (the “Omnibus Plan”), as set out in Schedule “A-1” to Exhibit “A” of the Management Information Circular of the Company dated September 24, 2018 prepared for the purpose of the annual and special meeting of shareholders held on November 2, 2018, which Omnibus Plan does not have a fixed maximum number of common shares issuable;

2.                                      The rules of Toronto Stock Exchange (“TSX”) provide that all unallocated options, rights or other entitlements under a security based compensation arrangement which does not have a fixed number of maximum securities issuable, be approved every three (3) years;

BE IT RESOLVED AS AN ORDINARY RESOLUTION THAT:

1.                                      All unallocated options and other incentive awards under the Omnibus Plan be and are hereby approved;

2.                                      The Company has the ability to continue granting options and other awards under the Omnibus Plan until November 2, 2021, which is the date that is three (3) years from the date of the shareholder meeting at which shareholder approval is being sought;

3.                                      the total number of Common Shares issuable pursuant to the Omnibus Plan, together with all other share based compensation arrangements of the Company shall be 10% of the issued shares outstanding at the time of any option or other award grant, subject to adjustment as set forth in the Omnibus Plan, and further subject to the applicable rules and regulations of all regulatory authorities to which the Company is subject, including the TSX;

4.                                      any officer or director of the Company be, and each is hereby, authorized and directed, for and on behalf of the Company, to sign and execute all documents, to conclude any agreements and to do and perform all acts and things deemed necessary or advisable in order to give effect to this resolution; and

5.                                      the Board of Directors of the Company be, and it is hereby, authorized to cause all measures to be taken, such further agreements to be entered into and such further documents to be executed as may be deemed necessary or advisable to give effect to and fully carry out the intent of this resolution.

Exhibit “A”

Schedule “A-1”

See attached.

APHRIA INC.

OMNIBUS LONG-TERM INCENTIVE PLAN

APHRIA INC.

OMNIBUS LONG-TERM INCENTIVE PLAN

Aphria Inc. (the “Corporation”) hereby establishes an Omnibus Long-Term Incentive Plan for certain qualified directors, officers, employees, consultants and service providers providing ongoing services to the Corporation and its Affiliates (as defined herein) that can have a significant impact on the Corporation’s long-term results.

ARTICLE 1 — DEFINITIONS

Section 1.1                                    Definitions.

Where used herein or in any amendments hereto or in any communication required or permitted to be given hereunder, the following terms shall have the following meanings, respectively, unless the context otherwise requires:

“Affiliates” has the meaning given to this term in the Securities Act (Ontario), as such legislation may be amended, supplemented or replaced from time to time;

“Associate”, where used to indicate a relationship with a Participant, means (i) any partner of that Participant and (ii) the spouse of that Participant and that Participant’s children, as well as that Participant’s relatives and that Participant’s spouse’s relatives, if they share that Participant’s residence;

“Awards” means Options, RSUs, DSUs granted to a Participant pursuant to the terms of the Plan;

“Black-Out Period” means a period of time when pursuant to any policies of the Corporation, any securities of the Corporation may not be traded by certain persons designated by the Corporation;

“Board” has the meaning ascribed thereto in Section 2.2(1) hereof;

“Business Day” means a day other than a Saturday, Sunday or statutory holiday, when banks are generally open for business in Toronto, Ontario, Canada, for the transaction of banking business;

“Cash Equivalent” means the amount of money equal to the Market Value multiplied by the number of vested RSUs in the Participant’s Account, net of any applicable taxes in accordance with Section 8.2, on the RSU Settlement Date;

“Change in Control” means the occurrence of any of the following events: (i) the acquisition, directly or indirectly, by any Person or group of Persons acting jointly or in concert, within the meaning of National Instrument 62-104 - Takeover Bids and Issuer Bids (or any successor instrument thereto), of a beneficial interest in voting or equity securities of the Corporation, together with all voting or equity securities of the Corporation at the time held beneficially, directly or indirectly by such person or persons acting jointly or in concert, equal to more than 50% of the votes associated with the outstanding voting securities of the Corporation; (ii) a merger, consolidation, plan of arrangement or reorganization of the Corporation that results in the beneficial, direct or indirect transfer of more than 50% of the total voting power of the resulting entity’s outstanding securities to a person, or group of persons acting jointly and in concert, who are different from the person(s) that have, beneficially, directly or indirectly, more than 50% of the total voting power prior to such transaction; (iii) any sale, lease, exchange or other transfer (in one transaction or series of related transactions) of all or substantially all of the Corporation’s property and assets, or (iv) the Corporation’s shareholders approving any plan or proposal for the liquidation or dissolution of the Corporation;

“Code of Conduct” means any code of conduct adopted by the Corporation, as modified from time to time;

“Committee” has the meaning ascribed thereto in Section 2.2(1) hereof;

“Corporation” means Aphria Inc., a corporation existing under the Business Corporations Act (Ontario), as amended from time to time;

“DSU” means a deferred share unit, which is a bookkeeping entry equivalent in value to a Share credited to a Participant’s Account in accordance with Article 4 hereof;

“DSU Agreement” means a written letter agreement between the Corporation and a Participant evidencing the grant of DSUs and the terms and conditions thereof, substantially in the form of Appendix “B”;

“DSU Redemption Notice” has the meaning ascribed thereto in Section 4.3(1) hereof;

“Eligible Director” means members of the Board who, at the time of execution of a Grant Agreement, and at all times thereafter while they continue to serve as a member of the Board, are not officers, senior executives or other employees of the Corporation or a Subsidiary, consultants or service providers providing ongoing services to the Corporation and its Affiliates;

“Eligible Participants” has the meaning ascribed thereto in Section 2.3(1) hereof;

“Employment Agreement” means, with respect to any Participant, any written employment agreement between the Corporation or an Affiliate and such Participant;

“Exercise Notice” means a notice in writing signed by a Participant and stating the Participant’s intention to exercise a particular Award, if applicable;

“Grant Agreement” means an agreement evidencing the grant to a Participant of an Award, including an Option Agreement, a DSU Agreement, a RSU Agreement or an Employment Agreement;

“Insider” has the meaning given to the term in Part I of the TSX Company Manual, as same may be amended, supplemented or replaced from time to time;

“Market Value” means at any date when the market value of Shares of the Corporation is to be determined, the closing price of the Shares on the Trading Day prior to the date of grant on the principal stock exchange on which the Shares are listed, or if the Shares of the Corporation are not listed on any stock exchange, the value as is determined solely by the Board, acting reasonably and in good faith;

“Option” means an option granted to the Corporation to a Participant entitling such Participant to acquire a designated number of Shares from treasury at the Option Price, but subject to the provisions hereof;

“Option Agreement” means a written letter agreement between the Corporation and a Participant evidencing the grant of Options and the terms and conditions thereof, substantially in the form set out in Appendix “A”;

“Option Price” has the meaning ascribed thereto in Section 3.3 hereof;

“Option Term” has the meaning ascribed thereto in Section 3.4 hereof;

“Participants” means Eligible Participants that are granted Awards under the Plan;

“Participant’s Account” means an account maintained for each Participant’s participation in DSUs and/or RSUs under the Plan;

“Performance Criteria” means criteria established by the Board which, without limitation, may include criteria based on the Participant’s personal performance and/or the financial performance of the Corporation and/or of its Affiliates, and that may be used to determine the vesting of the Awards, when applicable;

“Performance Period” means the period determined by the Board pursuant to Section 5.3 hereof;

“Person” means an individual, corporation, company, cooperative, partnership, trust, unincorporated association, entity with juridical personality or governmental authority or body, and pronouns which refer to a Person shall have a similarly extended meaning;

“Plan” means this Omnibus Long-Term Incentive Plan, as amended and restated from time to time;

“Restriction Period” means the period determined by the Board pursuant to Section 5.3 hereof;

“RSU” means a right awarded to a Participant to receive a payment in the form of Shares as provided in Article 4 hereof and subject to the terms and conditions of this Plan;

“RSU Agreement” means a written letter agreement between the Corporation and a Participant evidencing the grant of RSUs and the terms and conditions thereof, substantially in the form of Appendix “C”;

“RSU Settlement Date” has the meaning determined in Section 5.6(1)(a);

“RSU Settlement Notice” means a notice by a Participant to the Corporation electing the desired form of settlement of vested RSUs.

“RSU Vesting Determination Date” has the meaning described thereto in Section 5.5 hereof;

“Share Compensation Arrangement” means a stock option, stock option plan, employee stock purchase plan, long-term incentive plan or any other compensation or incentive mechanism involving the issuance or potential issuance of Shares to one or more full-time employees, directors, officers, insiders, service providers or consultants of the Corporation or a Subsidiary including a share purchase from treasury by a full-time employee, director, officer, insider, service provider or consultant which is financially assisted by the Corporation or a Subsidiary by way of a loan, guarantee or otherwise;

“Shares” means the common shares in the capital of the Corporation;

“Subsidiary” means a corporation, company, partnership or other body corporate that is controlled, directly or indirectly, by the Corporation;

“Successor Corporation” has the meaning ascribed thereto in Section 7.1(3) hereof;

“Surrender” has the meaning ascribed thereto in Section 3.6(3);

“Surrender Notice” has the meaning ascribed thereto in Section 3.6(3);

“Tax Act” means the Income Tax Act (Canada) and its regulations thereunder, as amended from time to time.

“Termination Date” means the date on which a Participant ceases to be an Eligible Participant;

“Trading Day” means any day on which the TSX is opened for trading;

“TSX” means the Toronto Stock Exchange; and

“Vested Awards” has the meaning described thereto in Section 6.2(2) hereof.

ARTICLE 2 — PURPOSE AND ADMINISTRATION OF THE PLAN; GRANTING OF AWARDS

Section 2.1                                    Purpose of the Plan.

(1)                                 The purpose of the Plan is to permit the Corporation to grant Awards to Eligible Participants, subject to certain conditions as hereinafter set forth, for the following purposes:

(a)                                 to increase the interest in the Corporation’s welfare of those Eligible Participants, who share responsibility for the management, growth and protection of the business of the Corporation or a Subsidiary;

(b)                                 to provide an incentive to such Eligible Participants to continue their services for the Corporation or a Subsidiary and to encourage such Eligible Participants whose skills, performance and loyalty to the objectives and interests of the Corporation or a Subsidiary are necessary or essential to its success, image, reputation or activities;

(c)                                  to reward the Participants for their performance of services while working for the Corporation or a Subsidiary; and

(d)                                 to provide a means through which the Corporation or a Subsidiary may attract and retain able Persons to enter its employment.

Section 2.2                                    Implementation and Administration of the Plan.

(1)                                 The Plan shall be administered and interpreted by the Board or, if the Board by resolution so decides, by a committee appointed by the Board (the “Committee”) and consisting of not less than three (3) members of the Board. If a Committee is appointed for this purpose, all references to the term “Board” will be deemed to be references to the Committee.

(2)                                 The Board may, from time to time, as it may deem expedient, adopt, amend and rescind rules and regulations for carrying out the provisions and purposes of the Plan, subject to any applicable rules of the TSX. Subject to the provisions of the Plan, the Board is authorized, in its sole discretion, to make such determinations under, and such interpretations of, and take such steps and actions in connection with, the proper administration of the Plan as it may deem necessary or advisable. The interpretation, construction and application of the Plan and any provisions hereof made by the Board shall be final and binding on all Eligible Participants.

(3)                                 No member of the Board or of the Committee shall be liable for any action or determination taken or made in good faith in the administration, interpretation, construction or application of the Plan or any Award granted hereunder.

(4)                                 Any determination approved by a majority of the Board shall be deemed to be a determination of that matter by the Board.

Section 2.3                                    Eligible Participants.

(1)                                 The Persons who shall be eligible to receive Awards (“Eligible Participants”) shall be the directors, officers, senior executives and other employees of the Corporation or a Subsidiary, consultants and service providers providing ongoing services to the Corporation and its Affiliates, who the Board may determine from time to time, in its sole discretion, to hold key positions in the Corporation or a Subsidiary. In determining Awards to be granted under the Plan, the Board shall give due consideration to the value of each Eligible Participant’s present and potential future contribution to the Corporation’s success. For greater certainty, a Person whose employment with the Corporation or a Subsidiary has ceased for any reason, or who has given notice or been given notice of such cessation, whether such cessation was initiated by such employee, the Corporation or such Subsidiary, as the case may be, shall cease to be eligible to receive Awards hereunder as of the date on which such Person provides notice to the Corporation or the Subsidiary, as the case may be, in writing or verbally, of such cessation, or on the Termination Date for any cessation of a Participant’s employment initiated by the Corporation.

(2)                                 Participation in the Plan shall be entirely voluntary and any decision not to participate shall not affect an Eligible Participant’s relationship or employment with the Corporation.

(3)                                 Notwithstanding any express or implied term of this Plan to the contrary, the granting of an Award pursuant to the Plan shall in no way be construed as a guarantee of employment by the Corporation to the Participant.

Section 2.4                                    Shares Subject to the Plan.

(1)                                 Subject to adjustment pursuant to provisions of Article 7 hereof, the total number of Shares reserved and available for grant and issuance pursuant to Awards shall not exceed ten percent (10%) of the total issued and outstanding Shares of the Corporation (on a non-diluted basis) from time to time, less the number of Shares reserved for issuance under all other Share Compensation Arrangements of the Corporation. Every three years after the effective date of the Plan, all unallocated Awards under the Plan shall be submitted for approval to the Board and the shareholders of the Corporation. No more than one percent (1%) of the total issued and outstanding Shares of the Corporation (on a non-diluted basis) from time to time, shall be reserved and available for grant and issuance pursuant to Awards to the Eligible Directors. For greater certainty, the Shares reserved and available for grant and issuance to the Eligible Directors, shall be included in the total number of Shares generally available for grant and issuance pursuant to Awards pursuant to this Section 2.4(1).

(2)                                 This Plan is considered an “evergreen” plan, since the Shares covered by grants which have been exercised shall be available for subsequent grants under the Plan and the number of Shares available to grant increases as the number of issued and outstanding Shares increases.

(3)                                 Shares in respect of which an Award is granted under the Plan, but not exercised prior to the termination of such Award or not vested or delivered prior to the termination of such Award due to the expiration, termination or lapse of such Award, shall be available for Awards to be granted thereafter pursuant to the provisions of the Plan. All Shares issued pursuant to the exercise or the vesting of the Awards granted under the Plan shall be so issued as fully paid and non-assessable Shares.

(4)                                 Subject to adjustment pursuant to provisions of Article 7 hereof, the aggregate number of Shares (i) issued to Insiders under the Plan or any other proposed or established Share Compensation Arrangement within any one-year period and (ii) issuable to Insiders at any time under the Plan or any other proposed or established Share Compensation Arrangement, shall in each case not exceed ten percent (10%) of the total issued and outstanding Shares of the Corporation (on a non-diluted basis) from time to time.

(5)                                 Eligible Directors shall not be entitled to any grant or issuance of Options pursuant to this Plan. The aggregate equity value of all Awards that are eligible to be settled in Shares granted to an Eligible Director, within a one-year period, pursuant to all Share

Compensation Arrangements (including, for greater certainty, the Plan) shall not exceed $150,000.

Section 2.5                                    Granting of Awards.

(1)                                 Any Award granted under the Plan shall be subject to the requirement that, if at any time counsel to the Corporation shall determine that the listing, registration or qualification of the Shares subject to such Award, if applicable, upon any securities exchange or under any law or regulation of any jurisdiction, or the consent or approval of any securities exchange or any governmental or regulatory body, is necessary as a condition of, or in connection with, the grant or exercise of such Award or the issuance or purchase of Shares thereunder, if applicable, such Award may not be accepted or exercised in whole or in part unless such listing, registration, qualification, consent or approval shall have been effected or obtained on conditions acceptable to the Board. Nothing herein shall be deemed to require the Corporation to apply for or to obtain such listing, registration, qualification, consent or approval.

(2)                                 Any Award granted under the Plan shall be subject to the requirement that, the Corporation has the right to place any restriction or legend on any securities issued pursuant to this Plan including, but in no way limited to placing a legend to the effect that the securities have not been registered under the United States Securities Act of 1933 and may not be offered or sold in the United States unless registration or an exemption from registration is available.

ARTICLE 3 — OPTIONS

Section 3.1                                    Nature of Options.

An Option is an option granted by the Corporation to a Participant entitling such Participant to acquire, for each Option issued, one Share from treasury at the Option Price, but subject to the provisions hereof.

Section 3.2                                    Option Awards.

Subject to the provisions set forth in this Plan and any shareholder or regulatory approval which may be required, the Board shall, from time to time by resolution, in its sole discretion, (i) designate the Eligible Participants who may receive Options under the Plan, (ii) fix the number of Options, if any, to be granted to each Eligible Participant and the date or dates on which such Options shall be granted, (iii) determine the price per Share to be payable upon the exercise of each such Option (the “Option Price”) and the relevant vesting provisions (including Performance Criteria, if applicable) and Option Term, the whole subject to the terms and conditions prescribed in this Plan, in any Option Agreement and any applicable rules of the TSX.

Section 3.3                                    Option Price.

The Option Price for Shares that are the subject of any Option shall be fixed by the Board when such Option is granted, but shall not be less than the Market Value of such Shares at the time of the grant.

Section 3.4                                    Option Term.

(1)                                 The Board shall determine, at the time of granting the particular Option, the period during which the Option is exercisable, commencing on the date such Option is granted to the Participant and ending as specified in this Plan, or in the Option Agreement, but in no event shall an Option expire on a date which is later than ten (10) years from the date the Option is granted (“Option Term”). Unless otherwise determined by the Board, all unexercised Options shall be cancelled at the expiry of such Options.

(2)                                 Should the expiration date for an Option fall within a Black-Out Period or within nine (9) Business Days following the expiration of a Black-Out Period, such expiration date shall be automatically extended without any further act or formality to that date which is the tenth Business Day after the end of the Black-Out Period, such tenth Business Day to be considered the expiration date for such Option for all purposes under the Plan. Notwithstanding Section 7.2 hereof, the ten (10) Business Day-period referred to in this Section 3.4 may not be extended by the Board.

Section 3.5                                    Exercise of Options.

(1)                                 Subject to the provisions of this Plan, a Participant shall be entitled to exercise an Option granted to such Participant at any time prior to the expiry of the Option Term, subject to vesting limitations which may be imposed by the Board at the time such Option is granted.

(2)                                 Prior to its expiration or earlier termination in accordance with the Plan, each Option shall be exercisable as to all or such part or parts of the optioned Shares and at such time or times and/ or pursuant to the achievement of such Performance Criteria and/ or other vesting conditions as the Board at the time of granting the particular Option, may determine in its sole discretion. For greater certainty, no Option shall be exercised by a Participant during a Black-Out Period.

Section 3.6                                    Method of Exercise and Payment of Purchase Price.

(1)                                 Subject to the provisions of the Plan and the alternative exercise procedures set out herein, an Option granted under the Plan may be exercisable (from time to time as provided in Section 3.5 hereof) by the Participant (or by the liquidator, executor or administrator, as the case may be, of the estate of the Participant) by delivering a fully completed Exercise Notice to the Corporation at its registered office to the attention of the Corporate Secretary of the Corporation (or the individual that the Corporate Secretary of the Corporation may from time to time designate), together with a bank draft, certified cheque or other form of payment acceptable to the Corporation in an amount equal to the aggregate Option Price of the Shares to be purchased pursuant to the exercise of the Options.

(2)                                 Pursuant to the Exercise Notice and subject to the approval of the Board, a Participant may choose to undertake a “cashless exercise” with the assistance of a broker in order to facilitate the exercise of such Participant’s Options. The “cashless exercise” procedure may include a sale of such number of Shares as is necessary to raise an amount equal to the aggregate Option Price for all Options being exercised by that Participant under an Exercise Notice. Pursuant to the Exercise Notice, the Participant may authorize the broker to sell Shares on the open market by means of a short sale and forward the proceeds of such short sale to the Corporation to satisfy the Option Price, promptly following which the Corporation shall issue the Shares underlying the number of Options as provided for in the Exercise Notice.

(3)                                 In addition, in lieu of exercising any vested Option in the manner described in this Section 3.6, and pursuant to the terms of this Article 3, a Participant may, by surrendering an Option (“Surrender”) with a properly endorsed notice of Surrender to the Secretary of the Corporation, substantially in the form of Exhibit “C” to the Option Agreement (a “Surrender Notice”), elect to receive that number of Shares calculated using the following formula:

X = Y * (A-B) / A

Where:

X = the number of Shares to be issued to the Participant

Y = the number of Shares underlying the Options to be Surrendered

A = the Market Value of the Shares as at the date of the Surrender

B = the Option Price of such Options

(4)                                 Where Shares are to be issued to the Participant pursuant to the terms of this Section 3.6, as soon as practicable following the receipt of the Exercise Notice and, if Options are exercised only in accordance with the terms of Section 3.6(1), the required bank draft, certified cheque or other acceptable form of payment, the Corporation shall duly issue such Shares to the Participant as fully paid and non-assessable.

(5)                                 Upon the exercise of an Option pursuant to Section 3.6(1) or Section 3.6(3), the Corporation shall, as soon as practicable after such exercise but no later than ten (10) Business Days following such exercise, forthwith cause the transfer agent and registrar of the Shares to either:

(a)                                 deliver to the Participant (or to the liquidator, executor or administrator, as the case may be, of the estate of the Participant) a certificate in the name of the Participant representing in the aggregate such number of Shares as the Participant (or to the liquidator, executor or administrator, as the case may be, of the estate of the Participant) shall have then paid for and as are specified in such Exercise Notice; or

(b)                                 in the case of Shares issued in uncertificated form, cause the issuance of the aggregate number of Shares the Participant (or the liquidator, executor or administrator, as the case may be, of the estate of the Participant) shall have then paid for and as are specified in such Exercise Notice to be evidenced by a book position on the register of the shareholders of the Corporation to be maintained by the transfer agent and registrar of the Shares.

Section 3.7                                    Option Agreements.

Options shall be evidenced by an Option Agreement or included in an Employment Agreement, in such form not inconsistent with the Plan as the Board may from time to time determine, provided that the substance of Article 3 and Article 6 hereof be included therein. The Option Agreement shall contain such terms that may be considered necessary in order that the

Option will comply with any provisions respecting options in the income tax or other laws in force in any country or jurisdiction of which the Participant may from time to time be a resident or citizen or the rules of any regulatory body having jurisdiction over the corporation.

ARTICLE 4 — DEFERRED SHARE UNITS

Section 4.1                                    Nature of DSUs.

A DSU is an Award of phantom share units to an Eligible Director, subject to restrictions and conditions as the Board may determine at the time of grant. Conditions may be based on continuing employment (or other service relationship) and/ or achievement of pre-established vesting and performance goals and objectives.

Section 4.2                                    DSU Awards.

(1)                                 Each Eligible Director shall receive his or her annual retainer fee in the form of a grant of DSUs in each fiscal year. The number of DSUs shall be calculated as the Eligible Director’s annual retainer fee divided by the Market Value. At the discretion of the Board, fractional DSUs will not be issued and any fractional entitlements will be rounded down to the nearest whole number.

(2)                                 Unless otherwise set forth in the DSU Agreement, each DSU shall vest as to 50% on the sixth month anniversary of the date of grant and 50% on the anniversary of the date of grant.

(3)                                 The DSUs are structured so as to be considered to be a plan described in section 7 of the Tax Act or any successor to such provision.

(4)                                 Subject to vesting and other conditions and provisions set forth herein and in the DSU Agreement, each DSU awarded to an Eligible Director shall entitle the Eligible Director to redeem such DSU in exchange for one (1) Share issued from treasury.

Section 4.3                                    Redemption of DSUs.

(1)                                 Each Eligible Director shall be entitled to redeem his or her DSUs during the period commencing on the Business Day immediately following the Termination Date and ending on the date that is two years following the Termination Date, or a shorter such redemption period set out in the relevant DSU Agreement, by providing a written notice of settlement to the Corporation setting out the number of DSUs to be settled and the particulars regarding the registration of the Shares issuable upon settlement (the “DSU Redemption Notice”). In the event of the death of an Eligible Director, the Notice of Redemption shall be filed by the administrator or liquidator of the estate of the Eligible Director.

(2)                                 If a DSU Redemption Notice is not received by the Corporation on or before the 90th day following the Termination Date, the Eligible Director shall be deemed to have delivered a DSU Redemption Notice and the Corporation shall redeem all of the Eligible Director’s DSUs in exchange for Shares to be delivered to the Eligible Director, administrator or liquidator of the estate of the Eligible Director, as applicable.

(3)                                 For the purposes of determining the number of Shares from treasury to be issued and delivered to an Eligible Director upon redemption of DSUs pursuant to Section 4.3, such calculation will be made on the date the Corporation receives, or is deemed to receive, the DSU Redemption Notice and be the whole number of Shares equal to the whole number of DSUs then recorded in the Eligible Director’s Account which the Eligible Director requests or is deemed to request to redeem pursuant to the DSU Redemption Notice. Shares issued from treasury will be issued in consideration for the past services of the Eligible Director to the Corporation and the entitlement of the Eligible Director under this Plan shall be satisfied in full by such issuance of Shares.

(4)                                 Subject to Section 4.3(5), settlement of DSUs shall take place promptly following the Corporation’s receipt or deemed receipt of the DSU Redemption Notice through delivery of a share certificate to the Eligible Director or the entry of the Eligible Director’s name on the share register for the Shares.

(5)                                 Notwithstanding any other provision of this Plan, in the event that (i) a DSU Redemption Notice is received during a Black-Out Period or other trading restriction imposed by the Corporation; or (ii) the Eligible Director has not delivered a DSU Redemption Notice and the 90th day following the Termination Date falls during a Black-Out Period or other trading restriction imposed by the Corporation, then settlement of the applicable DSUs shall be automatically extended to the tenth (10th) Business Day following the date that such Black-Out Period or other trading restriction is lifted, terminated or removed.

Section 4.4                                    DSU Agreements.

DSUs shall be evidenced by a DSU Agreement or included in an Employment Agreement, in such form not inconsistent with the Plan as the Board may from time to time determine, provided that the substance of Article 4 and Article 6 hereof be included therein. The DSU Agreement shall contain such terms that may be considered necessary in order that the DSU will comply with any provisions respecting deferred share units in the income tax or other laws in force in any country or jurisdiction of which the Participant may from time to time be a resident or citizen or the rules of any regulatory body having jurisdiction over the corporation.

ARTICLE 5 — RESTRICTED SHARE UNITS

Section 5.1                                    Nature of RSUs.

A RSU is an Award entitling the recipient to acquire Shares, at such purchase price (which may be zero) as determined by the Board, subject to such restrictions and conditions as the Board may determine at the time of grant. Conditions may be based on continuing employment (or other service relationship) and/ or achievement of pre-established performance goals and objectives.

Section 5.2                                    RSU Awards.

(1)                                 Subject to the provisions herein set forth and any shareholder or regulatory approval which may be required, the Board shall, from time to time by resolution, in its sole discretion, (i) designate the Eligible Participants who may receive RSUs under the Plan, (ii) fix the number of RSUs, if any, to be granted to each Eligible Participant and the date or dates on which such RSUs shall be granted, and (iii) determine the relevant conditions and vesting provisions (including the applicable Performance Period and Performance Criteria, if any) and Restriction Period of such RSUs, the whole subject to the terms and conditions prescribed in this Plan and in any RSU Agreement.

(2)                                 Unless otherwise set forth in the RSU Agreement, each RSU shall vest as to 1/3 on each of the first, second and third anniversary of the date of grant.

(3)                                 The RSUs are structured so as to be considered to be a plan described in section 7 of the Tax Act or any successor to such provision.

(4)                                 Subject to the vesting and other conditions and provisions set forth herein and in the RSU Agreement, the Board shall determine whether each RSU awarded to a Participant shall entitle the Participant: (i) to receive one Share issued from treasury; (ii) to receive the Cash Equivalent of one Share; or (iii) to elect to receive either One Share from treasury, the Cash Equivalent of One Share or a combination of cash and Shares.

(5)                                 RSUs shall be settled by the Participant at any time beginning on the first Business Day following their RSU Vesting Determination Date but no later than the RSU Settlement Date.

Section 5.3                                    Restriction Period.

The applicable restriction period in respect of a particular RSU award shall be determined by the Board but in all cases shall end no later than December 31 of the calendar year which is three (3) years after the calendar year in which the Award is granted (“Restriction Period”). For example, the Restriction Period for a grant made in June 2018 shall end no later than December 31, 2021. Subject to the Board’s determination, any vested RSUs with respect to a Restriction Period will be paid to Participants in accordance with Article 5, no later than the end of the Restriction Period. Unless otherwise determined by the Board, all unvested RSUs shall be cancelled on the RSU Vesting Determination Date (as such term is defined in Section 5.5) and, in any event, no later than the last day of the Restriction Period.

Section 5.4                                    Performance Criteria and Performance Period.

(1)                                 For each award of RSUs, the Board shall establish the period in which any Performance Criteria and other vesting conditions must be met in order for a Participant to be entitled to receive Shares in exchange for all or a portion of the RSUs held by such Participant (the “Performance Period”), provided that such Performance Period may not expire after the end of the Restriction Period, being no longer than three (3) years after the calendar year in which the Award was granted. For example, a Performance Period determined by the Board to be for a period of three (3) financial years will start on the first day of the financial year in which the award is granted and will end on the last day of the second financial year after the year in which the grant was made. In such a case, for a grant made on January 4, 2018, the Performance Period will start on January 1, 2018 and will end on December 31, 2020.

(2)                                 For each award of RSUs, the Board shall establish any Performance Criteria and other vesting conditions which must be met during the Performance Period in order for a Participant to be entitled to receive Shares in exchange for his or her RSUs.

Section 5.5                                    RSU Vesting Determination Date.

The vesting determination date means the date on which the Board determines if the Performance Criteria and/or other vesting conditions with respect to a RSU have been met (the “RSU Vesting Determination Date”), and as a result, establishes the number of RSUs that become vested, if any. For greater certainty, the RSU Vesting Determination Date must fall after the end of the Performance Period, if any, but no later than the last day of the Restriction Period. Unless otherwise specified in the RSU Agreements, one-third of RSUs awarded pursuant to a RSU Agreement shall vest on each of the first three anniversaries of the date of grant.

Section 5.6                                    Settlement of RSUs.

(1)                                 Except as otherwise provided in the RSU Agreement, in the event that the vesting conditions, the Performance Criteria and Performance Period, if applicable, of an RSU are satisfied:

(a)                                 all of the vested RSUs covered by a particular grant may, subject to Section 5.6(4), be settled at any time beginning on the first Business Day following their RSU Vesting Determination Date but no later than the date that is five (5) years from their RSU Vesting Determination Date (the “RSU Settlement Date”); and

(b)                                 a Participant is entitled to deliver to the Corporation, on or before the RSU Settlement Date, an RSU Settlement Notice in respect of any or all vested RSUs held by such Participant.

(2)                                 Subject to Section 5.6(4), settlement of RSUs shall take place promptly following the RSU Settlement Date and take the form set out in the RSU Settlement Notice through:

(a)                                 in the case of settlement of RSUs for their Cash Equivalent, delivery of a cheque to the Participant representing the Cash Equivalent;

(b)                                 in the case of settlement of RSUs for Shares, delivery of a share certificate to the Participant or the entry of the Participant’s name on the share register for the Shares; or

(c)                                  in the case of settlement of the RSUs for a combination of Shares and the Cash Equivalent, a combination of (a) and (b) above.

(3)                                 If an RSU Settlement Notice is not received by the Corporation on or before the RSU Settlement Date, settlement shall take the form of Shares issued from treasury as set out in Section 5.7(2).

(4)                                 Notwithstanding any other provision of this Plan, in the event that an RSU Settlement Date falls during a Black-Out Period or other trading restriction imposed by the Corporation and the Participant has not delivered an RSU Settlement Notice, then such RSU Settlement Date shall be automatically extended to the tenth (10th) Business Day following the date that such Black-Out Period or other trading restriction is lifted, terminated or removed.

Section 5.7                                    Determination of Amounts.

(1)                                 Cash Equivalent of RSUs. For purposes of determining the Cash Equivalent of RSUs to be made pursuant to Section 5.6, such calculation will be made on the RSU Settlement Date and shall equal the Market Value on the RSU Settlement Date multiplied by the number of vested RSUs in the Participant’s Account which the Participant desires to settle in cash pursuant to the RSU Settlement Notice.

(2)                                 Payment in Shares; Issuance of Shares from Treasury. For the purposes of determining the number of Shares from treasury to be issued and delivered to a Participant upon settlement of RSUs pursuant to Section 5.6, such calculation will be made on the RSU Settlement Date and be the whole number of Shares equal to the whole number of vested RSUs then recorded in the Participant’s Account which the Participant desires to settle pursuant to the RSU Settlement Notice. Shares issued from treasury will be issued in consideration for the past services of the Participant to the Corporation and the entitlement of the Participant under this Plan shall be satisfied in full by such issuance of Shares.

Section 5.8                                    RSU Agreements.

RSUs shall be evidenced by a RSU Agreement or included in an Employment Agreement, in such form not inconsistent with the Plan as the Board may from time to time determine, provided that the substance of Article 4 and Article 6 hereof be included therein. The RSU Agreement shall contain such terms that may be considered necessary in order that the RSU will comply with any provisions respecting restricted share units in the income tax or other laws in force in any country or jurisdiction of which the Participant may from time to time be a resident or citizen or the rules of any regulatory body having jurisdiction over the corporation.

ARTICLE 6 — GENERAL CONDITIONS

Section 6.1                                    General Conditions applicable to Awards.

Each Award, as applicable, shall be subject to the following conditions:

(1)                                 Employment - The granting of an Award to a Participant shall not impose upon the Corporation or a Subsidiary any obligation to retain the Participant in its employ in any capacity. For greater certainty, the granting of Awards to a Participant shall not impose any obligation on the Corporation to grant any awards in the future nor shall it entitle the Participant to receive future grants.

(2)                                 Rights as a Shareholder - Neither the Participant nor such Participant’s personal representatives or legatees shall have any rights whatsoever as shareholder in respect of any Shares covered by such Participant’s Awards until the date of issuance of a share certificate to such Participant (or to the liquidator, executor or administrator, as the case may be, of the estate of the Participant) or the entry of such person’s name on the share register for the Shares. Without in any way limiting the generality of the foregoing, no adjustment shall be made for dividends or other rights for which the record date is prior to the date such share certificate is issued or entry of such person’s name on the share register for the Shares.

(3)                                 Conformity to Plan — In the event that an Award is granted or a Grant Agreement is executed which does not conform in all particulars with the provisions of the Plan, or purports to grant Awards on terms different from those set out in the Plan, the Award or the grant of such Award shall not be in any way void or invalidated, but the Award so granted will be adjusted to become, in all respects, in conformity with the Plan.

(4)                                 Non-Transferability — Except as set forth herein, Awards are not transferable. Awards may be exercised only by:

(a)                                 the Participant to whom the Awards were granted; or

(b)                                 with the Corporation’s prior written approval and subject to such conditions as the Corporation may stipulate, such Participant’s family or retirement savings trust or any registered retirement savings plans or registered retirement income funds of which the Participant is and remains the annuitant; or

(c)                                  upon the Participant’s death, by the legal representative of the Participant’s estate; or

(d)                                 upon the Participant’s incapacity, the legal representative having authority to deal with the property of the Participant;

provided that any such legal representative shall first deliver evidence satisfactory to the Corporation of entitlement to exercise any Award. A person exercising an Award may subscribe for Shares only in the person’s own name or in the person’s capacity as a legal representative.

Section 6.2                                    General Conditions applicable to Awards.

Each Award shall be subject to the following conditions:

(1)                                 Termination for Cause. Upon a Participant ceasing to be an Eligible Participant for “cause”, all unexercised vested or unvested Awards granted to such Participant shall terminate on the effective date of the termination as specified in the notice of termination. For the purposes of the Plan, the determination by the Corporation that the Participant was discharged for cause shall be binding on the Participant. “Cause” shall include, among other things, gross misconduct, theft, fraud, breach of confidentiality or breach of the Corporation’s Code of Conduct and any reason determined by the Corporation to be cause for termination.

(2)                                 Retirement. In the case of a Participant’s retirement, any unvested Awards held by the Participant as at the Termination Date will continue to vest in accordance with their vesting schedules, and all vested Awards held by the Participant at the Termination Date may be exercised until the earlier of the expiry date of the Awards or three (3) years following the Termination Date, provided that if the Participant is determined to have breached any post-employment restrictive covenants in favour of the Corporation, then any Awards held by the Participant, whether vested or unvested, will immediately expire and the Participant shall pay to the Corporation any ‘‘in-the-money’’ amounts realized upon exercise of Awards following the Termination Date.

(3)                                 Resignation. In the case of a Participant ceasing to be an Eligible Participant due to such Participant’s resignation, subject to any later expiration dates determined by the Board, all Awards shall expire on the earlier of ninety (90) days after the effective date of such resignation, or the expiry date of the Award, to the extent such Awards were vested and exercisable by the Participant on the effective date of such resignation and all unexercised unvested Awards granted to such Participant shall terminate on the effective date of such resignation.

(4)                                 Termination or Cessation. In the case of a Participant ceasing to be an Eligible Participant for any reason (other than for “cause”, resignation or death) the number of Awards that may vest is subject to pro ration over the applicable vesting or performance period and shall expire on the earlier of ninety (90) days after the effective date of the Termination Date, or the expiry date of the Awards. For greater certainty, the pro ration calculation referred to above shall be net of previously vested Awards.

(5)                                 Death. If a Participant dies while in his or her capacity as an Eligible Participant, all unvested Awards will immediately vest and all Awards will expire one hundred eighty (180) days after the death of such Participant.

(6)                                 Change in Control. If a Participant is terminated without “cause” or resigns for good reason during the 12 month period following a Change in Control, or after the Corporation has signed a written agreement to effect a change of control but before the change of control is completed, then any unvested Awards will immediately vest and may be exercised within thirty (30) days of such date.

(7)                                 Clawback. It is a condition of each grant of an Award that if the Corporation’s financial statements (the “Original Statements”) are required to be restated (other than as a result of a change in accounting policy by the Corporation or under International Financial Reporting Standards applicable to the Corporation) within three years following which such Original Statements were received by shareholders at the Corporation’s then most recent annual general meeting of shareholders, and such restated financial statements (the “Restated Statements”) disclose, in the opinion of the Board, acting reasonably, materially worse financial results than those contained in the Original Statements, then the Board may, in its sole discretion, to the full extent permitted by governing law and to the extent it determines that such action is in the best interest of the Corporation, and in addition to any other rights that the Corporation or an Affiliate may have at law or under any agreement, take any or all of the following actions, as applicable): (i) require the Participant to reimburse the Corporation for any amount paid to the Participant in respect of an Award in cash in excess of the amount that should otherwise have been paid in respect of such Award had the determination of such compensation been based upon the Restated Statements, less, in any event, the amount of tax withheld pursuant to the Tax Act or other relevant taxing authority in respect of the amount paid in cash in the year of payment; (ii) cancel and terminate any one or more unvested Awards on or prior to the applicable maturity or vesting dates, or cancel or terminate any outstanding Awards which have vested in the twelve (12) months prior to the date on which the Board determines that the Corporation’s Original Statements are required to be restated (a “Relevant Equity Recoupment Date”); and/or (iii) require payment to the Corporation of the value of any Shares of the Corporation acquired by the Participant pursuant to an Award granted in the twelve (12) months prior to a Relevant Equity

Recoupment Date (less any amount paid by the Participant) to acquire such Shares and less the amount of tax withheld pursuant to the Tax Act or other relevant taxing authority in respect of such Shares).

Section 6.3                                    Unfunded Plan.

Unless otherwise determined by the Board, this Plan shall be unfunded. To the extent any Participant or his or her estate holds any rights by virtue of a grant of Awards under this Plan, such rights (unless otherwise determined by the Board) shall be no greater than the rights of an unsecured creditor of the Corporation. Notwithstanding the foregoing, any determinations made shall be such that the Plan continuously meets the requirements of paragraph 6801(d) of the Income Tax Regulations, adopted under the Income Tax Act (Canada) or any successor provision thereto.

ARTICLE 7 — ADJUSTMENTS AND AMENDMENTS

Section 7.1                                    Adjustment to Shares Subject to Outstanding Awards.

(1)                                 In the event of any subdivision of the Shares into a greater number of Shares at any time after the grant of an Award to a Participant and prior to the expiration of the term of such Award, the Corporation shall deliver to such Participant, at the time of any subsequent exercise or vesting of such Award in accordance with the terms hereof, in lieu of the number of Shares to which such Participant was theretofore entitled upon such exercise or vesting of such Award, but for the same aggregate consideration payable therefor, such number of Shares as such Participant would have held as a result of such subdivision if on the record date thereof the Participant had been the registered holder of the number of Shares to which such Participant was theretofore entitled upon such exercise or vesting of such Award.

(2)                                 In the event of any consolidation of Shares into a lesser number of Shares at any time after the grant of an Award to any Participant and prior to the expiration of the term of such Award, the Corporation shall deliver to such Participant at the time of any subsequent exercise or vesting of such Award in accordance with the terms hereof in lieu of the number of Shares to which such Participant was theretofore entitled upon such exercise or vesting of such Award, but for the same aggregate consideration payable therefor, such number of Shares as such Participant would have held as a result of such consideration if on the record date thereof the Participant had been the registered holder of the number of Shares to which such Participant was theretofore entitled upon such exercise or vesting of such Award.

(3)                                 If at any time after the grant of an Award to any Participant and prior to the expiration of the term of such Award, the Shares shall be reclassified, reorganized or otherwise changed, otherwise than as specified in Section 7.1(1) or Section 7.1(2) hereof or, subject to the provisions of Error! Reference source not found. hereof, the Corporation shall consolidate, merge or amalgamate with or into another corporation (the corporation resulting or continuing from such consolidation, merger or amalgamation being herein called the “Successor Corporation”), the Participant shall be entitled to receive upon the subsequent exercise or vesting of Award, in accordance with the terms hereof and shall accept in lieu of the number of Shares then subscribed for but for the same aggregate consideration payable therefor, the aggregate number of shares of the appropriate class or other securities of the Corporation or the Successor Corporation (as the case may be) or other consideration from the Corporation or the Successor Corporation (as the case may be) that such Participant would have been entitled to receive as a result of such reclassification, reorganization or other change of shares or, subject to the provisions of Error! Reference source not found. hereof, as a result of such consolidation, merger or amalgamation, if on the record date of such reclassification, reorganization or other change of shares or the effective date of such consolidation, merger or amalgamation, as the case may be, such Participant had been the registered holder of the number of Shares to which such Participant was immediately theretofore entitled upon such exercise or vesting of such Award.

(4)                                 If, at any time after the grant of an Award to any Participant and prior to the expiration of the term of such Award, the Corporation shall make a distribution to all holders of Shares or other securities in the capital of the Corporation, or cash, evidences of indebtedness or other assets of the Corporation (excluding an ordinary course dividend in cash or shares, but including for greater certainty shares or equity interests in a subsidiary or business unit of the Corporation or one of its subsidiaries or cash proceeds of the disposition of such a subsidiary or business unit), or should the Corporation effect any transaction or change having a similar effect, then the price or the number of Shares to which the Participant is entitled upon exercise or vesting of Award shall be adjusted to take into account such distribution, transaction or change. The Board shall determine the appropriate adjustments to be made in such circumstances in order to maintain the Participants’ economic rights in respect of their Awards in connection with such distribution, transaction or change.

Section 7.2                                    Amendment or Discontinuance of the Plan.

(1)                                 The Board may amend the Plan or any Award at any time without the consent of the Participants provided that such amendment shall:

i.                                                    not adversely alter or impair any Award previously granted except as permitted by the provisions of Article 7 hereof;

ii.                                                 be in compliance with applicable law and subject to any regulatory approvals including, where required, the approval of the TSX; and

iii.                                              be subject to shareholder approval, where required by law, the requirements of the TSX or the provisions of the Plan, provided that shareholder approval shall not be required for the following amendments and the Board may make any changes which may include but are not limited to:

(i)                                     amendments of a general “housekeeping” or clerical nature that, among others, clarify, correct or rectify any ambiguity, defective provision, error or omission in the Plan;

(ii)                                  changes that alter, extend or accelerate the terms of vesting or settlement applicable to any Award; and

(iii)                               a change to the Eligible Participants under the Plan.

The Committee may, by resolution, but subject to applicable regulatory approvals, decide that any of the provisions hereof concerning the effect of termination of the Participant’s employment shall not apply for any reason acceptable to the Committee.

(2)                                 Notwithstanding Section 7.2(1)(c), the Board shall be required to obtain shareholder approval to make the following amendments:

(a)                                 any change to the maximum number of Shares issuable from treasury under the Plan, except such increase by operation of Section 2.4 and in the event of an adjustment pursuant to Article 7;

(b)                                 any amendment which reduces the exercise price of any Award, as applicable, after such Awards have been granted or any cancellation of an Award and the substitution of that Award by a new Award with a reduced price, except in the case of an adjustment pursuant to Article 7;

(c)                                  any amendment which extends the expiry date of any Award, or the Restriction Period of any RSU beyond the original expiry date, except in case of an extension due to a Black-Out Period;

(d)                                 any amendment which would have the potential of broadening or increasing participation by Insiders;

(e)                                  any amendment which would permit any Award granted under the Plan to be transferable or assignable by any Participant other than as allowed by Section 6.1(4);

(f)                                   any amendment which increases the maximum number of Shares that may be (i) issuable to Insiders and Associates of such Insiders at any time; or (ii) issued to Insiders and Associates of such Insiders under the Plan and any other proposed or established Share Compensation Arrangement in a one-year period, except in case of an adjustment pursuant to Article 7; or

(g)                                  any amendment to the amendment provisions of the Plan,

provided that Shares held directly or indirectly by Insiders benefiting from the amendments in Sections (b) and (c) shall be excluded when obtaining such shareholder approval.

(3)                                 The Board may, subject to regulatory approval, discontinue the Plan at any time without the consent of the Participants provided that such discontinuance shall not materially and adversely affect any Awards previously granted to a Participant under the Plan.

Section 7.3                                    Change in Control

(1)                                 Notwithstanding anything else in this Plan or any Grant Agreement, the Board has the right to provide for the conversion or exchange of any outstanding Awards into or for options, rights, units or other securities of substantially equivalent (or greater) value in any entity participating in or resulting from a Change in Control.

(2)                                 Upon the Corporation entering into an agreement relating to a transaction which, if completed, would result in a Change in Control, or otherwise becoming aware of a pending Change in Control, the Corporation shall give written notice of the proposed Change in Control to the Participants, together with a description of the effect of such Change in Control on outstanding Awards, not less than seven (7) days prior to the closing of the transaction resulting in the Change in Control.

(3)                                 The Board may, in its sole discretion, change the Performance Criteria or accelerate the vesting and/or the expiry date of any or all outstanding Awards to provide that, notwithstanding the Performance Criteria and/or vesting provisions of such Awards or any Grant Agreement, such designated outstanding Awards shall be fully performed and/or vested and conditionally exercisable upon (or prior to) the completion of the Change in Control provided that the Board shall not, in any case, authorize the exercise of Awards pursuant to this Section 7.3(3) beyond the expiry date of the Awards. If the Board elects to change the Performance Criteria or accelerate the vesting and/or the expiry date of the Awards, then if any of such Awards are not exercised within seven (7) days after the Participants are given the notice contemplated in Section 7.3(2) (or such later expiry date as the Board may prescribe), such unexercised Awards shall, unless the Board otherwise determines, terminate and expire following the completion of the proposed Change in Control. If, for any reason, the Change in Control does not occur within the contemplated time period, the satisfaction of the Performance Criteria, the acceleration of the vesting and the expiry date of the Awards shall be retracted and vesting shall instead revert to the manner provided in the Grant Agreement.

(4)                                 To the extent that the Change in Control would also result in a capital reorganization, arrangement, amalgamation or reclassification of the share capital of the Corporation and the Board does not change the Performance Criteria or accelerate the vesting and/or the expiry date of Awards pursuant to Section 7.3(3), the Corporation shall make adequate provisions to ensure that, upon completion of the proposed Change in Control, the number and kind of shares subject to outstanding Awards and/or the Option Price per share of Options shall be appropriately adjusted (including by substituting the Awards for awards to acquire securities in any successor entity to the Corporation) in such manner as the Board considers equitable to prevent substantial dilution or enlargement of the rights granted to Participants. The Board may make changes to the terms of the Awards or the Plan to the extent necessary or desirable to comply with any rules, regulations or policies of any stock exchange on which any securities of the Corporation may be listed, provided that the value of previously granted Awards and the rights of Participants are not materially adversely affected by any such changes.

(5)                                 Notwithstanding anything else to the contrary herein, in the event of a potential Change in Control, the Board shall have the power, in its sole discretion, to modify the terms of this Plan and/or the Awards (including, for greater certainty, to cause the vesting of all unvested Awards) to assist the Participants to tender into a take-over bid or other transaction leading to a Change in Control. For greater certainty, in the event of a take-over bid or other transaction leading to a Change in Control, the Board shall have the power, in its sole discretion, to permit Participants to conditionally exercise their Awards, such conditional exercise to be conditional upon the take-up by such offeror of the Shares or other securities tendered to such take-over bid in accordance with the terms of such take-over bid (or the effectiveness of such other transaction leading to a

Change in Control). If, however, the potential Change in Control referred to in this Section 7.3(5) is not completed within the time specified therein (as the same may be extended), then notwithstanding this Section 7.3(5) or the definition of “Change in Control”: (i) any conditional exercise of vested Awards shall be deemed to be null, void and of no effect, and such conditionally exercised Awards shall for all purposes be deemed not to have been exercised, (ii) Shares which were issued pursuant to the exercise of awards which vested pursuant to this Section 7.3 shall be returned by the Participant to the Corporation and reinstated as authorized but unissued Shares, and (iii) the original terms applicable to Awards which vested pursuant to this Section 7.3 shall be reinstated.

ARTICLE 8 — MISCELLANEOUS

Section 8.1                                    Use of an Administrative Agent and Trustee.

The Board may in its sole discretion appoint from time to time one or more entities to act as administrative agent to administer the Awards granted under the Plan and to act as trustee to hold and administer the assets that may be held in respect of Awards granted under the Plan, the whole in accordance with the terms and conditions determined by the Board in its sole discretion. The Corporation and the administrative agent will maintain records showing the number of Awards granted to each Participant under the Plan.

Section 8.2                                    Tax Withholding.

(1)                                 Notwithstanding any other provision of this Plan, all distributions, delivery of Shares or payments to a Participant (or to the liquidator, executor or administrator, as the case may be, of the estate of the Participant) under the Plan shall be made net of applicable source deductions. If the event giving rise to the withholding obligation involves an issuance or delivery of Shares, then, the withholding obligation may be satisfied by (a) having the Participant elect to have the appropriate number of such Shares sold by the Corporation, the Corporation’s transfer agent and registrar or any trustee appointed by the Corporation pursuant to Section 8.1 hereof, on behalf of and as agent for the Participant as soon as permissible and practicable, with the proceeds of such sale being delivered to the Corporation, which will in turn remit such amounts to the appropriate governmental authorities, or (b) any other mechanism as may be required or appropriate to conform with local tax and other rules.

(2)                                 Notwithstanding the first paragraph of this Section 8.2, the applicable tax withholdings may be waived where the Participant directs in writing that a payment be made directly to the Participant’s registered retirement savings plan in circumstances to which regulation 100(3) of the regulations of the Tax Act apply.

Section 8.3                                    Reorganization of the Corporation.

The existence of any Awards shall not affect in any way the right or power of the Corporation or its shareholders to make or authorize any adjustment, recapitalization, reorganization or other change in the Corporation’s capital structure or its business, or any amalgamation, combination, merger or consolidation involving the Corporation or to create or issue any bonds, debentures, shares or other securities of the Corporation or the rights and conditions attaching thereto or to affect the dissolution or liquidation of the Corporation or any sale or transfer of all or any part of its assets or business, or any other corporate act or proceeding, whether of a similar nature or otherwise.

Section 8.4                                    Governing Laws.

The Plan and all matters to which reference is made herein shall be governed by and interpreted in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

Section 8.5                                    Severability.

The invalidity or unenforceability of any provision of the Plan shall not affect the validity or enforceability of any other provision and any invalid or unenforceable provision shall be severed from the Plan.

Section 8.6                                    Effective Date of the Plan.

The Plan was approved by the Board and shall take effect on September 24, 2018.

APPENDIX “A”

FORM OF OPTION AGREEMENT

APHRIA INC.

OPTION AGREEMENT

This Stock Option Agreement (the “Option Agreement”) is entered into between Aphria Inc. (the “Corporation”), and the optionee named below (the “Optionee”) pursuant to and on the terms and subject to the conditions of the Corporation’s Omnibus Long-Term Incentive Plan (the “Plan”). Capitalized terms used and not otherwise defined in this Option Agreement shall have the meanings set forth in the Plan.

The terms of the option (the “Option”), in addition to those terms set forth in the Plan, are as follows:

1.                                      Optionee. The Optionee is [•] and the address of the Optionee is currently [•].

2.                                      Number of Shares. The Optionee may purchase up to [•] Shares of the Corporation (the “Option Shares”) pursuant to this Option, as and to the extent that the Option vests and becomes exercisable as set forth in section 6 of this Option Agreement.

3.                                      Option Price. The exercise price is Cdn $ [•] per Option Share (the “Option Price”).

4.                                      Date Option Granted. The Option was granted on [•].

5.                                      Term of Option. The Option terminates on [•]. (the “Expiry Date”).

6.                                      Vesting. The Option to purchase Option Shares shall vest and become exercisable as follows:

[•]

7.                                      Exercise of Options. In order to exercise the Option, the Optionee shall notify the Corporation in the form annexed hereto as Schedule “A”, whereupon the Corporation shall use reasonable efforts to cause the Optionee to receive a certificate representing the relevant number of fully paid and non-assessable Shares in the Corporation.

8.                                      Transfer of Option. The Option is not-transferable or assignable except in accordance with the Plan.

9.                                      Inconsistency. This Option Agreement is subject to the terms and conditions of the Plan and, in the event of any inconsistency or contradiction between the terms of this Option Agreement and the Plan, the terms of the Plan shall govern.

10.                               Severability. Wherever possible, each provision of this Option Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Option Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or any other jurisdiction, but this Option Agreement shall be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision had never been contained herein.

11.                               Entire Agreement. This Option Agreement and the Plan embody the entire agreement and understanding among the parties and supersede and preempt any prior understandings, agreements or representations by or among the parties, written or oral, which may have related to the subject matter hereof in any way.

12.                               Successors and Assigns. This Option Agreement shall bind and enure to the benefit of the Optionee and the Corporation and their respective successors and permitted assigns.

13.                               Time of the Essence. Time shall be of the essence of this Agreement and of every part hereof.

14.                               Governing Law. This Agreement and the Option shall be governed by and interpreted and enforced in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

15.                               Counterparts. This Option Agreement may be executed in separate counterparts, each of which is deemed to be an original and all of which taken together constitute one and the same agreement.

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By signing this Agreement, the Optionee acknowledges that the Optionee has been provided a copy of and has read and understands the Plan and agrees to the terms and conditions of the Plan and this Option Agreement.

IN WITNESS WHEREOF the parties hereof have executed this Option Agreement as of the          day of             , 20    .

APHRIA INC.

By:
Name:
Title:

Witness	[Insert Participant’s Name]

SCHEDULE “A”

ELECTION TO EXERCISE STOCK OPTIONS

TO:                         APHRIA INC. (the “Corporation”)

The undersigned Optionee hereby elects to exercise Options granted by the Corporation to the undersigned pursuant to a Grant Agreement dated                 , 20       under the Corporation’s Omnibus Long-Term Incentive Plan (the “Plan”), for the number Shares set forth below. Capitalized terms used herein and not otherwise defined shall have the meanings given to them in the Plan.

Number of Shares to be Acquired:
Option Price (per Share):	$
Aggregate Purchase Price:	$
Amount enclosed that is payable on account of any source deductions relating to this Option exercise (contact the Corporation for details of such amount):	$
☐ Or check here if alternative arrangements have been made with the Corporation;

and hereby tenders a certified cheque, bank draft or other form of payment confirmed as acceptable by the Corporation for such aggregate purchase price, and, if applicable, all source seductions, and directs such Shares to be registered in the name of                                                                                                                          .

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I hereby agree to file or cause the Corporation to file on my behalf, on a timely basis, all insider reports and other reports that I may be required to file under applicable securities laws. I understand that this request to exercise my Options is irrevocable.

DATED this day of , .

Signature of Participant

Name of Participant (Please Print)

SCHEDULE “B”

SURRENDER NOTICE

TO:                         APHRIA INC. (the “Corporation”)

The undersigned Optionee hereby elects to surrender                                Options granted by the Corporation to the undersigned pursuant to a Grant Agreement dated     , 20     under the Corporation’s Omnibus Long-Term Incentive Plan (the “Plan”) in exchange for Shares as calculated in accordance with Section 3.6(3) of the Plan. Capitalized terms used herein and not otherwise defined shall have the meanings given to them in the Plan.

Please issue a certificate or certificates representing the Shares in the name of                                                                               .

I hereby agree to file or cause the Corporation to file on my behalf, on a timely basis, all insider reports and other reports that I may be required to file under applicable securities laws. I understand that this request to exercise my Options is irrevocable.

DATED this                 day of                     ,           .

Signature of Participant

Name of Participant (Please Print)

APPENDIX “B”

FORM OF DSU AGREEMENT

APHRIA INC.

DEFERRED SHARE UNIT AGREEMENT

Name:	[name of DSU Participant]
Award Date	[insert date ]

Aphria Inc. (the “Corporation”) has adopted the Omnibus Long Term Incentive Plan (the “Plan”). Your award is governed in all respects by the terms of the Plan, and the provisions of the Plan are hereby incorporated by reference. For greater certainty, the provisions set out in Article 4 and Article 6 of the Plan applicable to DSUs shall be deemed to form part of this DSU Agreement mutatis mutandis. Capitalized terms used and not otherwise defined in this DSU Agreement shall have the meanings set forth in the Plan. If there is a conflict between the terms of this DSU Agreement and the Plan, the terms of the Plan shall govern.

Your Award	The Corporation hereby grants to you [•] DSUs.

PLEASE SIGN AND RETURN A COPY OF THIS DSU AGREEMENT TO THE CORPORATION.

By your signature below, you acknowledge that you have received a copy of the Plan and have reviewed, considered and agreed to the terms of this DSU Agreement and the Plan.

Signature:	Date:

On behalf of the Corporation:

APHRIA INC.

Name:
Title:

APPENDIX “C”

FORM OF RSU AGREEMENT

APHRIA INC.

RESTRICTED SHARE UNIT AGREEMENT

This restricted share unit agreement (“RSU Agreement”) is entered into between Aphria Inc. (the “Corporation”) and the Participant named below (the “Recipient”) of the restricted share units (“RSUs”) pursuant to the Corporation’s Omnibus Long-Term Incentive Plan (the “Plan”). Capitalized terms used and not otherwise defined in this RSU Agreement shall have the meanings set forth in the Plan.

The terms of the RSUs, in addition to those terms set forth in the Plan, are as follows:

1.                                      Recipient. The Recipient is [•] and the address of the Recipient is currently [•].

2.                                      Grant of RSUs. The Recipient is hereby granted [•] RSUs.

3.                                      Settlement. The RSUs shall be settled as follows:

(Select one of the following three options):

(a)	☐	One Share issued from treasury per RSU.

(b)	☐	Cash Equivalent of one Share per RSU.

(c)	☐	Either (a), (b), or a combination thereof, at the election of the Recipient.

4.                                      Restriction Period. In accordance with Section 5.3 of the Plan, the restriction period in respect of the RSUs granted hereunder, as determined by the Board, shall commence on [•] and terminate on [•].

5.                                      Performance Criteria. [•].

6.                                      Performance Period. [•].

7.                                      Vesting. The RSUs will vest as follows:

[•].

8.                                      Transfer of RSUs. The RSUs granted hereunder are not-transferable or assignable except in accordance with the Plan.

9.                                      Inconsistency. This RSU Agreement is subject to the terms and conditions of the Plan and, in the event of any inconsistency or contradiction between the terms of this RSU Agreement and the Plan, the terms of the Plan shall govern.

10.                               Severability. Wherever possible, each provision of this RSU Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this RSU Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or any other jurisdiction, but this RSU Agreement shall be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision had never been contained herein.

11.                               Entire Agreement. This RSU Agreement and the Plan embody the entire agreement and understanding among the parties and supersede and pre-empt any prior understandings, agreements or representations by or among the parties, written or oral, which may have related to the subject matter hereof in any way.

12.                               Successors and Assigns. This RSU Agreement shall bind and enure to the benefit of the Recipient and the Corporation and their respective successors and permitted assigns.

13.                               Time of the Essence. Time shall be of the essence of this Agreement and of every part hereof.

14.                               Governing Law. This RSU Agreement and the RSUs shall be governed by and interpreted and enforced in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

15.                               Counterparts. This RSU Agreement may be executed in separate counterparts, each of which is deemed to be an original and all of which taken together constitute one and the same agreement.

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By signing this RSU Agreement, the Participant acknowledges that he or she has been provided with, has read and understands the Plan and this RSU Agreement.

IN WITNESS WHEREOF the parties hereof have executed this RSU Agreement as of the              day of                              , 20    .

APHRIA INC.

By:
Name:
Title:

Witness	[Insert Participant’s Name]

Exhibit “B”

Board Mandate

1.0                                       Introduction

The board of directors (the “Board”) of Aphria Inc. (“Aphria”) is elected by the shareholders of Aphria and is responsible for the stewardship of Aphria. The purpose of this mandate is to describe the principal duties and responsibilities of the Board, as well as some of the policies and procedures that apply to the Board in discharging its duties and responsibilities.

2.0                                       Chairman of the Board

The Chairman of the Board (“Chairman”) will be appointed by the Board, after considering the recommendation of the Board, for such term as the Board may determine.

3.0                                       Independence

A majority of the Board will be comprised of directors who are “independent” per the standards and requirements promulgated by all governmental and regulatory bodies exercising control over Aphria as may be in effect from time to time, including Section 303A.02 of the NYSE Listed Company Manual and relevant rules of any other stock exchanges on which Aphria’s shares are listed.

4.0                                       Role and Responsibilities of the Board

The role of the Board is to represent the shareholders of Aphria, enhance and maximize shareholder value and conduct the business and affairs of Aphria ethically and in accordance with the highest standards of corporate governance. The Board is ultimately accountable and responsible for providing independent, effective leadership in supervising the management of the business and affairs of Aphria. The responsibilities of the Board include:

•                                adopting a strategic planning process;

•                                review and approve annual operating plans and budgets;

•                                corporate social responsibility, ethics and integrity;

•                                succession planning, including the appointment, training and supervision of management;

•                                delegations and general approval guidelines for management;

•                                monitoring financial reporting and management;

•                                monitoring internal control and management information systems;

•                                corporate disclosure and communications;

•                                adopting measures for receiving feedback from stakeholders; and

•                                adopting key corporate policies designed to ensure that Aphria, its directors, officers and employees comply with all applicable laws, rules and regulations and conduct their business ethically and with honesty and integrity.

Meetings of the Board will be held at least quarterly, with additional meetings to be held depending on the state of Aphria’s affairs and in light of opportunities or risks which Aphria faces. In addition, separate, regularly scheduled meetings of the independent directors of the Board may be held at which members of management are not present.

The Board will delegate responsibility for the day-to-day management of Aphria’s business and affairs to Aphria’s senior officers and will supervise such senior officers appropriately.

The Board may delegate certain matters it is responsible for to Board committees, presently consisting of the Audit Committee and the Compensation, Nominating and Governance Committee. The Board will, however, retain its oversight function and ultimate responsibility for these matters and all delegated responsibilities.

5.0                                       Strategic Planning Process and Risk Management

The Board will adopt a strategic planning process to establish objectives and goals for Aphria’s business and will review, approve and modify as appropriate the strategies proposed by senior management to achieve such objectives and goals. The Board will review and approve, at least on an annual basis, a strategic plan which takes into account, among other things, the opportunities and risks of Aphria’s business and affairs.

The Board, in conjunction with management, will identify the principal risks of Aphria’s business and oversee management’s implementation of appropriate systems to effectively monitor, manage and mitigate the impact of such risks.

6.0                                       Corporate Social Responsibility, Ethics and Integrity

The Board will provide leadership to Aphria in support of its commitment to corporate social responsibility, set the ethical tone for Aphria and its management and foster ethical and responsible decision making by management. The Board will take all reasonable steps to satisfy itself of the integrity of the Chief Executive Officer and management and satisfy itself that the Chief Executive Officer and management create a culture of integrity throughout the organization.

7.0                                       Succession Planning, Appointment and Supervision of Management

The Board will approve the succession plan for Aphria, including the selection, appointment, supervision and evaluation of the Chief Executive Officer and the other senior officers of Aphria, and will also approve the compensation of the Chief Executive Officer pursuant to the recommendation of the Compensation, Nominating and Governance Committee Charter.

8.0                                       Delegations and Approval Authorities

The Board will delegate to the Chief Executive Officer and senior management authority over the day-to-day management of the business and affairs of Aphria. This delegation of authority will be subject to specified financial limits and any transactions or arrangements in excess of general authority guidelines will be reviewed by and subject to the prior approval of the Board.

9.0                                       Monitoring of Financial Reporting and Management

The Board will approve all regulatory filings, including the annual audited financial statements, interim financial statements, the notes and management discussion and analysis accompanying such financial statements, quarterly and annual reports, management proxy circulars, annual information forms, prospectuses, registration statements and all capital investments as deemed necessary, equity financings, borrowings and all annual operating plans and budgets.

The Board will adopt procedures that seek to: ensure the integrity of internal controls and management information systems; ensure compliance with all applicable laws, rules and regulations; and prevent violations of applicable laws, rules and regulations relating to financial reporting and disclosure, violation of Aphria’s code of business conduct and ethics and fraud against shareholders.

10.0                                Corporate Disclosure and Communications

The Board will seek to ensure that all corporate disclosure complies with all applicable laws, rules and regulations and the rules and regulations of the stock exchanges upon which Aphria’s securities are listed. In addition, the Board will adopt procedures that seek to ensure the Board receives feedback from security holders on material issues.

11.0                                Corporate Policies

The Board will adopt and annually review policies and procedures designed to ensure that Aphria, its directors, officers and employees comply with all applicable laws, rules and regulations and conduct Aphria’s business ethically and with honesty and integrity. Principal policies consist of:

•                  Compensation, Nominating and Governance Committee Charter

•                  Audit Committee Charter

•                  Corporate Disclosure Policy;

•                  Board Mandate;

•                  Insider Trading Policy;

•                  Mandate for the Chair of the Audit Committee; and

•                  Mandate for the Chair of the Board of Directors.

12.0                                Review of Mandate

The Board will annually review and assess the adequacy of this mandate and recommend any proposed changes to the Board for consideration.

Dated:	September 19, 2018
Approved by:	Board of Directors

Exhibit “C”

Audit Committee Charter

This charter (the “Charter”) sets forth the purpose, composition, responsibilities and authority of the Audit Committee (the “Committee”) of the Board of Directors (the “Board”) of Aphria Inc. (“Aphria”).

1.0                               Purpose

The purpose of the Committee is to assist the Board in fulfilling its oversight responsibilities with respect to:

•                  financial reporting and disclosure requirements;

•                  ensuring that an effective risk management and financial control framework has been implemented and tested by management of Aphria;

•                  external and internal audit processes, including the independent auditors’ qualifications and independence and the performance of Aphria’s internal audit function, if and when engaged, and independent auditors; and,

•                  compliance with legal and regulatory requirements.

2.0                               Composition and Membership

(a)                                 The Board will appoint the members (“Members”) of the Committee. The Members will be appointed to hold office until the next annual general meeting of shareholders of Aphria or until their successors are appointed. The Board may remove a Member at any time and may fill any vacancy occurring on the Committee. A Member may resign at any time and a Member will automatically cease to be a Member upon ceasing to be a director.

(b)                                 The Committee will consist of at least three directors. Each Member will meet the criteria for financial literacy established by applicable laws and the rules of any stock exchanges upon which Aphria’s securities are listed, including National Instrument 52-110 — Audit Committees. At least one Member must satisfy the definition of “financial expert” as set out in Item 407 of Regulation S-K under the United States Securities Act of 1933, as amended. The majority of Members will meet the criteria for independence and audit committee composition requirements established by the aforementioned laws and rules, including Rule 10A-3 of the United States Securities Exchange Act of 1934, as amended and Section 303A.02 of the NYSE Listed Company Manual. In addition, each director will be free of any relationship which could, in the view of the Board, reasonably interfere with the exercise of a Member’s independent judgment.

(c)                                  The Board will appoint one of the Members to act as the chairman of the Committee (the “Chairman”). The Executive Administrator of Aphria (the “secretary”) will be the secretary of all meetings and will maintain minutes of all meetings and deliberations of the Committee. If the secretary is not in attendance at any meeting, the Committee will appoint another person who may, but need not, be a Member to act as the secretary of that meeting.

3.0                               Meetings

(a)                                 Meetings of the Committee will be held at such times and places as the Chairman may determine, but in any event not less than four (4) times per year. Twenty-four (24) hours advance notice of each meeting will be given to each Member orally, by telephone, by facsimile or email, unless all Members are present and waive notice, or if those absent waive notice before or after a meeting. Members may attend all meetings either in person or by telephone.

(b)                                 At the request of the external auditors of Aphria, the Chief Executive Officer or the Chief Financial Officer of Aphria or any Member, the Chairman will convene a meeting of the Committee. Any such request will set out in reasonable detail the business proposed to be conducted at the meeting so requested.

(c)                                  The Chairman, if present, will act as the chairman of meetings of the Committee. If the Chairman is not present at a meeting of the Committee the Members in attendance may select one of the members to act as chairman of the meeting.

(d)                                 A majority of Members will constitute a quorum for a meeting of the Committee. Each Member will have one vote and decisions of the Committee will be made by an affirmative vote of the majority. The Chairman will not have a deciding or casting vote in the case of an equality of votes. Powers of the Committee may also be exercised by written resolutions signed by all Members.

(e)                                  The Committee may invite from time to time such persons as it sees fit to attend its meetings and to take part in the discussion and consideration of the affairs of the Committee. The Committee may meet in camera without members of management in attendance for a portion of each meeting of the Committee, as the Committee deems appropriate.

(f)                                   In advance of every regular meeting of the Committee, the Chairman, with the assistance of the Secretary, will prepare and distribute to the Members and others as deemed appropriate by the Chairman, an agenda of matters to be addressed at the meeting together with appropriate briefing materials. The Committee may require officers and employees of Aphria to produce such information and reports as the Committee may deem appropriate in order for it to fulfill its duties.

(g)                                  The Committee will meet separately, periodically, with management, with internal auditors (or other personnel responsible for the internal audit function) and with external auditors.

4.0                               Duties and Responsibilities

The duties and responsibilities of the Committee as they relate to the following matters, are as follows:

4.1                               With respect to Financial Reporting and Disclosure

(a)                                 review and recommend to the Board for approval, the audited annual financial statements, including the auditors’ report thereon, the quarterly financial statements, management discussion and analysis, financial reports, and any guidance with respect to earnings per share to be given, prior to the public disclosure of such information, with such documents to indicate whether such information has been reviewed by the Board or the Committee;

(b)                                 review and recommend to the Board for approval, where appropriate, financial information contained in any prospectuses, annual information forms, annual report to shareholders, management proxy circular, material change disclosures of a financial nature and similar disclosure documents prior to the public disclosure of such information;

(c)                                  review with management of Aphria, and with external auditors, significant accounting principles and disclosure issues and alternative treatments under International Financial Reporting Standards (“IFRS”), with a view to gaining reasonable assurance that financial statements are accurate, complete and present fairly Aphria’s financial position and the results of its operations in accordance with IFRS, as applicable;

(d)                                 seek to ensure that adequate procedures are in place for the review of Aphria’s public disclosure of financial information extracted or derived from Aphria’s financial statements, periodically assess the adequacy of those procedures and recommend any proposed changes to the Board for consideration;

(e)                                  review the minutes from each meeting of the Responsible Parties, established pursuant to Aphria’s corporate disclosure policy, since the last meeting of the Committee;

4.2                               With respect to Internal Controls and Audit

(a)                                 review the adequacy and effectiveness of Aphria’s system of internal control and management information systems through discussions with management and the external auditor to ensure that Aphria maintains: (i) the necessary books, records and accounts in sufficient detail to accurately and fairly reflect Aphria’s transactions; (ii) effective internal control systems; and (iii) adequate processes for assessing the risk of material misstatement of the financial statement and for detecting control weaknesses or fraud. From time to time the Committee shall assess whether it is necessary or desirable to establish a formal internal audit department having regard to the size and stage of development of Aphria at any particular time;

(b)                                 satisfy itself that management has established adequate procedures for the review of Aphria’s disclosure of financial information extracted or derived directly from Aphria’s financial statements;

(c)                                  satisfy itself, through discussions with management, that the adequacy of internal controls, systems and procedures has been periodically assessed in order to ensure compliance with regulatory requirements and recommendations;

(d)                                 review and discuss Aphria’s major financial risk exposures and the steps taken to monitor and control such exposures, including the use of any financial derivatives and hedging activities;

(e)                                  review, and in the Committee’s discretion make recommendations to the Board regarding, the adequacy of Aphria’s risk management policies and procedures with regard to identification of Aphria’s principal risks and implementation of appropriate systems to manage such risks including an assessment of the adequacy of insurance coverage maintained by Aphria; and,

(f)                                   as applicable recommend the appointment, or if necessary, the dismissal of the head of Aphria’s internal audit process;

4.3                               With respect to External Audit

(a)                                 be directly responsible for the appointment, compensation, retention and oversight of the work of any registered public accounting firm engaged (including resolution of disagreements between management and the external auditor regarding financial reporting) for the purposes of preparing or issuing an audit report or performing other audit, review or attest services for Aphria, and each such registered public accounting firm must report directly to the Committee;

(b)                                 ensure the external auditors report directly to the Committee on a regular basis;

(c)                                  review the independence of the external auditors, including a written report from the external auditors respecting their independence and consideration of applicable auditor independence standards;

(d)                                 review and recommend to the Board the fee, scope and timing of the audit and other related services rendered by the external auditors;

(e)                                  review the audit plan of the external auditors prior to the commencement of the audit;

(f)                                   establish and maintain a direct line of communication with Aphria’s external and internal auditors;

(g)                                  meet in camera with only the auditors, with only management, and with only the members of the Committee at every Committee meeting where, and to the extent that, such parties are present and the Committee deems appropriate;

(h)                                 oversee the performance of the external auditors who are accountable to the Committee and the Board as representatives of the shareholders, including the lead partner of the independent auditors’ team;

(i)                                     oversee the work of the external auditors appointed by the shareholders of Aphria with respect to preparing and issuing an audit report or performing other audit, review or attest services for Aphria, including the resolution of issues between management of Aphria and the external auditors regarding financial disclosure;

(j)                                    review the results of the external audit and the report thereon including, without limitation, a discussion with the external auditors as to the quality of accounting principles used, any alternative treatments of financial information that have been discussed with management of Aphria, the ramifications of their use as well as any other material changes. Review a report describing all material written communication between management and the auditors such as management letters and schedule of unadjusted differences;

(k)                                 discuss with the external auditors their perception of Aphria’s financial and accounting personnel, records and systems, the cooperation which the external auditors received during their course of their review and availability of records, data and other requested information and any recommendations with respect thereto;

(l)                                     discuss with the external auditors their perception of Aphria’s identification and management of risks, including the adequacy or effectiveness of policies and procedures implemented to mitigate such risks;

(m)                             review the reasons for any proposed change in the external auditors which is not initiated by the Committee or Board and any other significant issues related to the change, including the response of the incumbent auditors, and enquire as to the qualifications of the proposed auditors before making its recommendations to the Board;

(n)                                 review annually a report from the external auditors in respect of their internal quality-control procedures, any material issues raised by the most recent internal quality-control review, or peer review of the external auditors, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the external auditors, and any steps taken to deal with any such issues, and (to assess the auditor’s independence) all relationships between the external auditor and Aphria; and,

(o)                                 review with the external auditor any audit problems or difficulties and management’s response.

4.4                               With respect to Additional Responsibilities

(a)                                 set, review and approve Aphria’s hiring policies regarding employees and partners, and former employees and partners, of the present and former external auditors of Aphria;

(b)                                 discuss Aphria’s earnings press releases, as well as financial information and earnings guidance provided to analysts and rating agencies;

(c)                                  establish procedures for (i) receipt, retention, and treatment of complaints received by Aphria regarding accounting, internal accounting controls, or auditing matters and (ii) the confidential, anonymous submission by employees of Aphria of concerns regarding questionable accounting or auditing matters.

4.5                               With respect to Non-Audit Services

(a)                                 pre-approve all non-audit services to be provided to Aphria or any subsidiary entities by its external auditors or by the external auditors of such subsidiary entities. The Committee may delegate to one or more of its members the authority to pre-approve non-audit services but pre-approval by such member or members so delegated shall be presented to the full Committee at its first scheduled meeting following such pre-approval.

5.0                               Oversight Function

While the Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Committee to plan or conduct audits or to determine that Aphria’s financial statements are complete and accurate or comply with IFRS and other applicable requirements. These are the responsibilities of Management and the external auditors. The Committee, the Chairman and any Members identified as having accounting or related financial expertise are members of the Board, appointed to the Committee to provide broad oversight of the financial, risk and control related activities of Aphria, and are specifically not accountable or responsible for the day to day operation or performance of such activities. Although the designation of a Member as having accounting or related financial expertise for disclosure purposes is based on that individual’s education and experience, which that individual will bring to bear in carrying out his or her duties on the Committee, such designation does not impose on such person any duties, obligations or liability that are greater than the duties, obligations and liability imposed on such person as a member of the Committee and Board in the absence of such designation. Rather, the role of a Member who is identified as having accounting or related financial expertise, like the role of all Members, is to oversee the process, not to certify or guarantee the internal or external audit of Aphria’s financial information or public disclosure.

6.0                               Reporting

The Chairman will report to the Board at each Board meeting on the Committee’s activities since the last Board meeting. The Committee will annually review and approve the Committee’s report for inclusion in the Annual Information Form. The minutes of each meeting of the Committee will be available to the members of the Board, at their request.

7.0                               Access to Information and Authority

The Committee will be granted unrestricted access to all information regarding Aphria that is necessary or desirable to fulfill its duties and all directors, officers and employees will be directed to cooperate as requested by Members. The Committee has the authority to retain, at Aphria’s expense, independent legal, financial and other advisors, consultants and experts, to assist the Committee in fulfilling its duties and responsibilities, including sole authority to retain and to approve any such firm’s fees and other retention terms without prior approval of the Board. The Committee also has the authority to communicate directly with internal and external auditors.

8.0                               Review of Charter and Committee’s Performance

The Committee will annually review and assess the adequacy of this Charter, to evaluate the performance of the Committee and recommend any proposed changes to the Board for consideration.

Dated:	July 30, 2018
Approved by:	Audit Committee
Board of Directors